Itaú Corpbanca and subsidiaries

Interim Consolidated Financial Statements

ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

INDEPENDENT AUDITOR'S REVIEW REPORT

(A free translation from the original in Spanish)

Santiago, July 29, 2020

To the Shareholders and Directors of

Itaú Corpbanca

We have reviewed the accompanying interim consolidated statement of financial position of Itaú Corpbanca and subsidiaries as of June 30, 2020, the interim consolidated statements of income and of other comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, and the related interim consolidated statements of cash flows and of changes in equity for the six-month periods then ended, and the related notes to the interim consolidated financial statements.

Management's Responsibility for the Interim Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor's Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market.

Santiago, July 29, 2020

Itaú Corpbanca

2

Other Matters - consolidated statement of financial position as of December 31, 2019

On February 27, 2020, we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2019 and 2018 of Itaú Corpbanca and subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2019 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Digitally signed by Claudio Hernán Gerdtzen Sepúlveda RUT: 12.264.594-0. The digital certificate is embedded in the electronic version of this document.

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Financial Statements

$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2020	1

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of June 30,	As of December 31,
	Notes	2020	2019
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	2,129,179	1,009,681
Cash items in process of collection	5	279,417	231,305
Trading investments	6	431,128	181,402
Investments under resale agreements	7	86,118	75,975
Financial derivative contracts	8	5,419,649	3,154,957
Interbank loans, net	9	69,585	56,205
Loans and accounts receivable from customers, net	10	23,469,466	22,373,638
Available for sale investments	11	4,697,096	3,593,204
Held to maturity investments	11	170,013	115,682
Investments in companies	12	15,478	14,938
Intangibles	13	778,459	1,617,745
Fixed assets	14	54,596	57,962
Right of use asset under lease agreements	15	193,978	204,559
Current taxes	16	50,692	85,516
Deferred taxes	16	246,720	184,167
Other assets	17	877,815	783,447
TOTAL ASSETS		38,969,389	33,740,383
LIABILITIES
Deposits and other demand liabilities	18	5,676,353	4,873,448
Cash in process of being cleared	5	271,467	164,573
Obligations under repurchase agreements	7	612,950	559,457
Time deposits and other time liabilities	18	12,558,879	11,620,187
Financial derivative contracts	8	5,055,485	2,938,034
Interbank borrowings	19	4,434,197	2,646,756
Debt instruments issued	20	6,686,772	6,408,356
Other financial liabilities	20	9,214	12,966
Lease contracts liabilities	15	163,136	172,924
Current taxes	16	14,529	13
Deferred taxes	16	260	263
Provisions	21	160,679	194,107
Other liabilities	22	713,628	708,914
TOTAL LIABILITIES		36,357,549	30,299,998
EQUITY
Attributable to equity holders of the Bank
Capital	24	1,862,826	1,862,826
Reserves	24	1,195,849	1,195,849
Valuation accounts	24	38,201	42,140
Retained earnings:		(566,074)	245,287
Retained earnings from prior years	24	156,342	156,342
Loss for the period/ profit for the year	24	(722,416)	127,065
Less: Provision for mandatory dividends	24	—	(38,120)
Total equity attributable to equity holders of the Bank		2,530,802	3,346,102
Non-controlling interest	24	81,038	94,283
TOTAL EQUITY		2,611,840	3,440,385
TOTAL LIABILITIES AND EQUITY		38,969,389	33,740,383

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	2

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos - MCh$)

		For the three-month periods		For the six-month periods
	Notes	ended June 30,		ended June 30,
		2020	2019	2020	2019
		MCh$	MCh$	MCh$	MCh$
Interest income	25	372,974	471,501	815,132	857,320
Interest expense	25	(177,622)	(245,518)	(401,810)	(432,332)
Net interest income		195,352	225,983	413,322	424,988
Fee and commission income	26	46,693	62,899	104,298	123,943
Fee and commission expense	26	(12,343)	(19,495)	(30,716)	(36,850)
Net fee and commission income		34,350	43,404	73,582	87,093
Net income from financial operations	27	20,486	32,279	202,971	32,112
Net foreign exchange loss	28	(2,426)	(14,036)	(87,596)	(4,630)
Other operating income		10,324	14,476	26,892	23,232
Net operating profit before provision for loan losses		258,086	302,106	629,171	562,795
Provision for loan losses	29	(86,867)	(55,222)	(190,607)	(103,079)
NET OPERATING PROFIT		171,219	246,884	438,564	459,716
Personnel salaries and expenses	30	(77,891)	(74,784)	(150,737)	(147,740)
Administrative expenses	31	(60,674)	(59,908)	(122,397)	(119,308)
Depreciation and amortization	32	(31,209)	(30,873)	(63,569)	(61,381)
Impairment	32	(808,857)	(1)	(808,857)	(1)
Other operating expenses		(6,013)	(16,758)	(14,370)	(33,937)
TOTAL OPERATING EXPENSES		(984,644)	(182,324)	(1,159,930)	(362,367)
OPERATING INCOME		(813,425)	64,560	(721,366)	97,349
Income from investments in companies	12	407	1,234	1,555	2,144
Operating income (loss) before income taxes		(813,018)	65,794	(719,811)	99,493
Income taxes	16	53,472	(9,721)	(12,088)	(12,754)
CONSOLIDATED INCOME (LOSS) FOR THE PERIOD		(759,546)	56,073	(731,899)	86,739
Attributable to:
Equity holders of the Bank	24	(749,546)	52,605	(722,416)	80,857
Non-controlling interest	24	(10,000)	3,468	(9,483)	5,882
Earnings (losses) per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings (losses) per share	24	(1.463)	0.103	(1.410)	0.158
Diluted earnings (losses) per share	24	(1.463)	0.103	(1.410)	0.158

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	3

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos - MCh$)

		For the three-month periods		For the six-month periods
	Notes	ended June 30,		ended June 30,
		2020	2019	2020	2019
		MCh$	MCh$	MCh$	MCh$
CONSOLIDATED INCOME FOR THE PERIOD	24	(759,546)	56,073	(731,899)	86,739
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	24	21,909	13,338	(3,406)	13,668
Exchange differences on investment in Colombia and New York branch	24	23,778	(11,121)	(11,630)	(12,670)
Gain (loss) from net investments in foreign operations hedge	24	(22,664)	6,500	23,179	9,756
Gain (loss) from cash flows hedge	24	9,871	(2,909)	(11,301)	(12,132)
Other comprehensive income (loss) before income taxes		32,894	5,808	(3,158)	(1,378)
Income taxes related to available for sale investments	24	(5,971)	(3,842)	(336)	(3,762)
Income taxes related to net investment in foreign operations hedge	24	6,120	(1,639)	(6,258)	(1,938)
Income taxes related to cash flows hedge	24	(3,360)	743	936	2,626
Income taxes on other comprehensive income		(3,211)	(4,738)	(5,658)	(3,074)
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		29,683	1,070	(8,816)	(4,452)

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	24	881	(2,184)	1,607	(2,186)
Income taxes related to defined benefits obligations	24	(290)	908	(492)	909
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		591	(1,276)	1,115	(1,277)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	24	30,274	(206)	(7,701)	(5,729)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	24	(729,272)	55,867	(739,600)	81,010
Attributable to:
Equity holders of the Bank	24	(723,353)	54,739	(726,355)	76,800
Non-controlling interest	24	(5,919)	1,128	(13,245)	4,210

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	4

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Changes in Equity for the period

(In millions of Chilean pesos - MCh$)

				Reserves				Retained earning
							Retained	profit for	Provision	Total attributable
				Reserves	Other non-		earnings	the year/	for	to equity	Non-
		Number of		from	earnings	Valuation	from	loss for	mandatory	holders of	controlling	Total
	Note	shares	Capital	earnings	reserves	accounts	prior years	the period	dividends	the Bank	interest	equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Distribution of income from previous year	24.b	—	—	—	—	—	172,047	(172,047)	—	—	—	—
Equity as of January 1, 2019		512,407	1,862,826	451,011	839,120	15,232	207,956	—	(51,614)	3,324,531	223,081	3,547,612
Dividends paid		—	—	—	—	—	(51,614)	—	51,614	—	—	—
Provision for mandatory dividends		—	—	—	—	—	—	—	(24,257)	(24,257)	—	(24,257)
Comprehensive income for the period		—	—	—	—	(4,057)	—	80,857	—	76,800	4,210	81,010
Equity as of June 30, 2019		512,407	1,862,826	451,011	839,120	11,175	156,342	80,857	(24,257)	3,377,074	227,291	3,604,365

Equity as of December 31, 2019		512,407	1,862,826	451,011	744,838	42,140	156,342	127,065	(38,120)	3,346,102	94,283	3,440,385
Distribution of income from previous year	24.b	—	—	—	—	—	127,065	(127,065)	—	—	—	—
Equity as of January 1, 2020		512,407	1,862,826	451,011	744,838	42,140	283,407	—	(38,120)	3,346,102	94,283	3,440,385
Dividends paid		—	—	—	—	—	(127,065)	—	38,120	(88,945)	—	(88,945)
Provision for mandatory dividends		—	—	—	—	—	—	—	—	—	—	—
Comprehensive income for the period		—	—	—	—	(3,939)	—	(722,416)	—	(726,355)	(13,245)	(739,600)
Equity as of June 30, 2020		512,407	1,862,826	451,011	744,838	38,201	156,342	(722,416)	—	2,530,802	81,038	2,611,840

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	5

ITAÚ CORPBANCA and subsidiaries

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos - MCh$)

		For the six-month periods
		ended June 30,
	Notes	2020	2019
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		(719,811)	99,493
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	32	63,569	61,381
Impairment	32	808,857	1
Provisions for loans and accounts receivable from customers and interbank loans	29	217,387	130,507
Provisions and write-offs for assets received in lieu of payment		3,036	12,811
Provisions for contingencies		158	489
Mark to market of trading instruments		(158,139)	(15,901)
Adjustment (profit) loss for instruments available for sale	27	(51,517)	(16,753)
Adjustment (profit) loss on sale credit portfolio	27	458	(908)
Net interest income	25	(413,322)	(424,988)
Fee and commission income	26	(104,298)	(123,943)
Fee and commission expense	26	30,716	36,850
Net foreign exchange loss	28	87,596	4,630
Net loss on sale of fixed assets		101	1,352
Net gain on sale of assets received in payment		(942)	—
Net gain on sale of assets held for sale		(970)	—
Net gain on sale of participation in companies	12	—	(1,028)
Increase on deferred asset and liability		(62,556)	785
Other debits (credits) that do not represent cash flows		46,178	(43,450)
Subtotals		(253,499)	(278,672)
Loans and accounts receivable from customers and interbank loans		(1,093,508)	(319,825)
Investments under resale agreements	5c)i)	(48,885)	146,315
Obligations under repurchase agreements	5c)i)	53,493	(79,455)
Trading investments	5c)ii)	(49,737)	(294,785)
Available for sale investments	5c)ii)	445,047	(11,758)
Held to maturity investments	5c)ii)	(54,331)	(2,637)
Other assets and liabilities		(73,742)	71,355
Time deposits and other time liabilities		938,692	46,263
Deposits and other demand liabilities		802,905	116,308
Dividends received from investments in companies	12	1,185	1,116
Borrowing obtained from Chilean Central Bank	19	2,004,267	—
Foreign borrowings obtained	5c)iii)	1,521,053	1,279,559
Repayment of foreign borrowings	5c)iii)	(1,660,339)	(1,339,505)
Interest paid		(364,968)	(542,004)
Interest received		766,270	1,153,308
Net fee and commission income		58,970	30,965
Taxes paid		(107,888)	(69,089)
Fine payment CMF		—	(5,985)
Repayment of other borrowings		(3,752)	(12,843)
Proceeds from sale of assets received in lieu of payment		4,502	6,659
Net cash flows provided by (used in) operating activities		2,885,735	(104,710)
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13- 14	(30,935)	(26,227)
Sales of fixed assets		109	793
Income from sale of assets held for sale		1,550	8,305
Income from sale (Increase) of investment in companies	12	(338)	1,818
Net cash flows used in investing activities		(29,614)	(15,311)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		349,207	513,952
Redemption of debt issued		(323,505)	(165,133)
Dividends paid	24	(127,078)	(50,915)
Payments of lease liabilities	15	(17,467)	(17,312)
Net cash flows (used in) provided by financing activities		(118,843)	280,592
Effect of changes in exchange rates		75,726	(5,097)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,813,004	155,474
Cash and cash equivalents at the beginning of the period		1,447,939	1,363,052
Cash and cash equivalents at end of the period	5	4,260,943	1,518,526
Net increase in cash and cash equivalents		2,813,004	155,474

		Cash flows		Changes other than cash flows
	As of							As of
	January 1,			Changes other			Currency	June 30,
	2020	Received	Paid	than cash	Acquisition	Interest	exchange effects	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	40,933	—	(6,148)			757		35,542
Bonds (senior and subordinated)	6,367,423	349,207	(317,357)	92,547		173,817	(14,407)	6,651,230
Lease contracts liabilities	172,924	—	(17,467)	2,673	930	5,698	(1,622)	163,136
Totals	6,581,280	349,207	(340,972)	95,220	930	180,272	(16,029)	6,849,908
Dividends approved and paid in 2020	—	—	(127,065)	—	—	—	—	—
Dividends approved in prior years and paid in 2020	—	—	(13)	—	—	—	—	—
Total Dividends paid	—	—	(127,078)	—	—	—	—	—
Subtotal cash flows from financing activities	—	349,207	(468,050)	—	—	—	—	—
Total cash flows from financing activities (net)	—	(118,843)	—	—	—	—	—	—

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	6

ITAÚ CORPBANCA and subsidiaries

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	7

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. The entity is the merger result between Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed“Itaú Corpbanca”1.

The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), and transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Lima2.The Bank has total consolidated assets for MCh$38,969,389 (MUS$47,418) and equity for MCh$2,611,840 (MUS$3,178). Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services.

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Interim Consolidated Financial Statements as of June 30, 2020, were approved by the Board of Directors on July 29, 2020.

Significant Accounting Policies and Others

a)Accounting period

The Interim Consolidated Financial Statements are referred as of June 30, 2020 and December 31, 2019 and comprise the three and six-month periods ended June 30, 2020 and 2019.

b)Basis of preparation of the Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (onwards “CAS”) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the  International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CAS, the latter will prevail.

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets in which Itaú Corpbanca and subsidiaries operates is facing an economy with a hyperinflationary currency.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	8

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Additionally, these Interim Consolidated Financial Statements in relation to the application of IAS 34 “Interim Financial Information”, are prepared mainly with the intention of updating the content of the latest Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances occurred during the six-month periods ended June 30, after the end of the year, and not duplicating the information previously published in the last Consolidated Financial Statements.

As a result, these Interim Consolidated Financial Statements do not include all the information that a complete set of Financial Statements prepared in accordance with the international accounting and financial information standards agreed by the IASB would require, so for an adequate understanding of the information included in these Interim Consolidated Financial Statements, these must be read in conjunction with the Annual Consolidated Financial Statements, corresponding to the immediately preceding annual period (information available at www.itau.cl).

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. On them descriptive information and disaggregated information is presented.

c)Consolidation criteria

These Interim Consolidated Financial Statements comprise the preparation of the separate (individual) Financial Statements of the Bank and the controlled entities which participate in consolidation as of June 30, 2020 and December 31, 2019 and for the three and six month periods ended June 30, 2020 and 2019 included in the Interim Consolidated Financial Statements, and include necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with standards established in the Compendium of Accounting Standards issued by the CMF.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Interim Consolidated Financial Statements.

For consolidation purposes, the financial statements of the branch in New York have been converted into Chilean pesos at the exchange rate of $821.83 for US$1 as of June 30, 2020 ($653.02 as of June 30, 2019 and $748.77 as of December 31, 2019), same situation for Colombian subsidiaries using an exchange rate of $0.2182 for COP $1 as of June 30, 2020 ($0.2113 as of June 30, 2019 and $0.2284 as of December 31, 2019), in accordance with IAS 21 “Effects of variations in foreign currency exchange rates”, relations with the valuation of investments abroad in countries with economic stability.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 18%, 19%, 33%, and 11%, respectively, of total consolidated assets, liabilities, income, and operating results as of June 30, 2020 (20% and 22% as of December 31, 2019 of total assets and liabilities; 33% and 27% as of June 30,2019, of income, and results of operations, net of consolidation adjustments).

(i)Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	9

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1)	Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;
2)	Exposure, or rights, to variable returns from its involvement with the investee;
3)	Ability to use its power over the investee to affect the amount of the Bank's returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The interim financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	10

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

				Ownership percentage
			Functional	As of June 30, 2020			As of December 31, 2019			As of June 30, 2019
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda. (1) (7)	Domestic	Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile		$99.994	0.006	100.000	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.900	0.100	100.000
Itaú Asesorías Financieras Ltda. (1) (8)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Ltda. (1) (6)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000	99.999	0.001	100.000
Itaú Corpbanca New York Branch (1) (5)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (2) (9)		Colombia	COP$	87.100	—	87.100	87.100	—	87.100	66.279	—	66.279
Itaú Corredor de Seguros Colombia S.A. (2)		Colombia	COP$	79.985	—	79.985	79.985	—	79.985	79.985	—	79.985
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A. (2)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	87.083	87.083	—	87.083	87.083	—	66.266	66.266
Itaú (Panama) S.A. (3)		Panama	US$	—	87.100	87.100	—	87.100	87.100	—	66.279	66.279
Itaú Casa de Valores S.A (4) (10)		Panama	US$	—	—	—	—	87.100	87.100	—	66.279	66.279

(1)	Companies regulated by the Financial Market Commission (CMF) of Chile.
(2)	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3)	Company regulated by the Superintendency of Banks of Panama.
(4)	Company regulated by the Superintendency of the Securities Market of Panama.
(5)	Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).
(6)	On May 2, 2019, Recaudaciones y Cobranzas Ltda. acquiered from Itaú Corredores de Bolsa its participation in Itaú Asesoría Financieras.
(7)	On May 2, 2019, Itaú Corredores de Bolsa acquiered from Itaú Asesoría Financieras its participation on Instacob (Itaú Corpbanca Recaudaciones y Cobranzas S.A).
(8)	On May 2, 2019 Itaú Asesorías Financieras modifies its legal statute turning from a public company (S.A.) to a private limited company.
(9)	On December 3, 2019, Itaú Corpbanca acquired from Helm LLC and Kresge Stock Holding Company Inc its participation held over Itaú Corpbanca Colombia.
(10)	On January 23, 2020, Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., completed the process of selling its participation (100%) held over Itaú Casa de Valores S.A., domiciled in Panama.

(ii)Associated entities and/or business support

Associated entities are those over which the Bank has significant influence, although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

The following entities are considered “Associated entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28:

Associates			As of June 30, 2020	As of December 31, 2019
name	Principal activity	Place of incorporation	% participation	% participation
Nexus S.A.	Credit and debit card operator	Santiago, Chile	14.8148%	12.9000%
Transbank S.A.	Credit card operator	Santiago, Chile	8.7188%	8.7188%

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors. This, among other business considerations, led the Administration to conclude that Itaú Corpbanca has significant influence over the aforementioned entities.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	11

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iii)Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv)Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services.  Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 23 "Contingencies, Commitments, and Responsibilities", letter c), related to Responsibilities recorded in off-balance sheet accounts.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must consider the following aspects:

●Scope of its decision-making authority over the investee.
●Rights held by other parties
●The remuneration to which it is entitled to in accordance with the remuneration agreements.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent.  The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of June 30, 2020 and December 31, 2019 they act as Agent and none of these investment vehicles is consolidated.

d)Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from shareholders’ equity in the Interim Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	12

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e)Use of estimates and judgments

The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, the regulator standards and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible credit losses in accordance with the CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Interim Consolidated Statement of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with the regulatory dispositions issued by the CAS, as stated in chapter B-2 "Impaired loans and charge-offs". Charge-offs are recorded as a reduction of the allowance for loan losses.

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Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	13

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following:

●Allowances for loan losses (Notes 9, 10, and 29).
●Fair value of financial assets and liabilities (Note 34).
●Contingencies and commitments (Note 23).
●Impairment losses of certain assets, including goodwill (Notes 9, 10, 13, 14, 15, 29 and 32).
●Current taxes and deferred taxes (Note 16).

During the period ended June 30, 2020, with exception of the recognized goodwill, there have been no significant changes in estimates made at the end of 2019 (see Note 32).

f)Classifications of financial instruments

(i) Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: ‘trading investments’, ‘held to maturity investments’, ‘available for sale investments’ and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Interim Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Interim Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectability.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	14

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial assets measured at fair value

According to IFRS 13 “Fair Value Measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall consider the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those rare cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	15

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Interim Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

●	Financial derivatives contracts measured at fair value.
●	Available for sale investments measured at fair value through other comprehensive income.
●	Trading investments measured at fair value.
●	Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value.

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement are recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Interim Consolidated Statements of Income.

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available for sale investments

The category of instruments available for sale includes those instruments that are not classified as trading instruments or as held to maturity.

Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in valuation accounts within equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Net income (expenses) from financial operations”.

Interest and inflation-indexation adjustments of investments held to maturity and of instruments available for sale are included in “Interest income” in the Interim Consolidated Statement of Income.

Investment instruments that are treated as hedged items in hedge accounting transactions relationships are adjusted according to the rules applicable to hedge accounting.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	16

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assessing to timely identify impairment indication which may result in losses.

Investment instruments must be permanently assessed to timely identify impairment indication which may result in losses which are recorded in the Interim Consolidated Statement of Income as “impairment”.

The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify if there is objective evidence of impairment. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Loans and accounts receivables from customers and interbank loans

Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term, They are measured at amortized cost using the effective interest method, less any impairment determined according to the CAS.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Interim Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value.

The fair value is obtained from corresponding market pricings, discounted cash flows models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Interim Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflect the counterparty and own risk in the fair value measurement.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes. However, in some circumstances, the Bank can subsequently designate a derivative from the trading derivatives portfolio as a hedging instrument if the requirements for hedge accounting set in IAS 39, are met.

Changes in the fair value of derivative instruments held for trading are included in “Net income (expenses) from financial operations” in the Interim Consolidated Statement of Income.

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Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	17

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

If the derivative instrument is classified as hedging instrument for hedge accounting purposes, the hedge can be:

1)	A fair value hedge of existing assets or liabilities or a “commitment” to be executed
2)	cash flow hedge of existing assets or liabilities or forecast transactions
3)	A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1)	At the inception of the hedge there is formal designation and documentation of the hedging relationship;
2)	the hedge is expected to be highly effective;
3)	the effectiveness of the hedge can be reliably measured, and;
4)	the hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative hedges the exposure to changes in the fair value of an existing item of the asset or liability, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both the hedged item and the hedging instrument are recognized in the Interim Consolidated Statements of Income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment regarding the hedged risk are recognized as assets or liabilities with effect on the Interim Consolidated Statement of Income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect on the Interim Consolidated Statements of Income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Interim Consolidated Statement of Financial Position.

When a derivative instrument hedges the exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in the fair value related to the hedged risk is recognized in other comprehensive income and accumulated valuation accounts within equity. The cumulative loss or gain in cash flows hedge recorded in valuation accounts is transferred to the Interim Consolidated Statement of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line item of the Interim Consolidated Statement of Income. Any ineffective portion is directly recognized in the Interim Consolidated Statement of Income.

In case of a fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the Interim Consolidated Statement of Income, but the fair value adjustment of the hedged portfolio is presented in the Interim Consolidated Statement of Financial Position under the “Other assets” or “Other liabilities” items, depending on the hedged portfolio balance as of the reporting date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	18

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial asset and liability balances are offset, i.e., reported in the Interim Consolidated Statement of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items:

-	Cash and deposits in banks: This item comprises cash, checking accounts and demand deposits at the Central Bank of Chile and other financial institutions in Chile and abroad. The amounts invested in overnight deposits will continue to be reported under this heading and in the corresponding lines or items. If no special item is indicated for these operations, they will be included together with the accounts reported.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are held for trading or designated as hedging instruments in hedge accounting relationships, as disclosed in Note 8 to the Consolidated Financial Statements.

-	Interbank loans: this item includes balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

(iii) Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at fair value through profit anda loss: As of June 30, 2020 and December 31, 2019 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities: Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	19

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iv)Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Interim Consolidated Statements of Financial Position:

-	Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to time differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are designated for trading or for hedge accounting purposes, as set forth in Note 8.

-	Interbank borrowings: this item includes obligations with other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and senior bonds placed in both local and foreign markets.

-	Other financial liabilities: this item includes credit obligations with entities other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

g) Leases

On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

(i)Assets for-right-of-use

At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	20

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these types of transactions.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank will depreciate the right-of-use asset from commencement date to the end of the useful life of the underlying asset. In another case, the Bank will depreciate the right-of-use asset from commencement to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, whichever comes first.

The Bank applies IAS 36 "Impairment of Assets" to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

As of June 30, 2020, the Bank has not identified impairment in the value of the right of use assets.

(ii) Liability for lease

The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding).

The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed.

The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments.

As of January 1, 2019, the Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	21

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

h)Allowances for loan losses

The Bank has established allowances to cover the incurred and expected losses of certain financial assets that have been determined in accordance with the regulations and instructions set forth by the CMF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover incurred and expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics, for small amounts which relate to individuals or small size entities.

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

●	Individual allowances for the normal portfolio.
●	Individual allowances for the substandard portfolio.
●	Individual allowances for the non-compliant portfolio.
●	Group allowances for the normal portfolio.
●	Group allowances for the non-compliant portfolio

(i)Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the CAS, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not changes. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	22

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability to collect the principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the CMF:

	Debtor	Probability of default	Loss given default	Expected loss
Type of portfolio	category	(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
Normal portfolio	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
Substandard portfolio	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. The Bank must demonstrate that the collateral value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. The credit risk category of the debtor is substituted by the credit risk category of the guarantor only if the guarantor is an entity with a credit risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure applies only in the case of financial or real guarantees.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	23

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor’s portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In calculating allowances for the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and, in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by the execution of actions to collect, net of expenses associated with these actions.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
Non-compliant portfolio	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence to conclude that the capacity and payment behavior is back to normal, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome, all the following requirements must be met, in a copulative manner:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	24

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)Group allowances

Collective assessment is used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank recognizes the higher amount of provision resulting from using the internal model and the standard provision method for mortgage loans established in the CNC. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

	Number of overdue					Default
LTV range	days	0	1 - 29	30 - 59	60 - 89	portfolio
	PI (%)	1.0916	21.3407	46.0536	75.1614	100
LTV ≤ 40%	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PI (%)	1.9158	27.4332	52.0824	78.9511	100
40% < LVT ≤ 80%	PDI (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PI (%)	2.5150	27.9300	52.5800	79.6952	100
80% < LVT ≤ 90%	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PI (%)	2.7400	28.4300	53.0800	80.3677	100
LVT > 90%	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	25

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

	MP factor of mitigation of losses for credits with state
Range LTV	insurance of auction
	Section V: Deed price of the house (UF)
	V ≤ 1.000	1.000 < V ≤ 2.000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Provisions for commercial loans

For this type of loan, the Bank recognizes the higher provision resulting from the internal models and standard models established in the CAS. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

●	Commercial leasing operations

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)
Days in arrears of the operation at	Type of leased assets
the end of the month	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-compliant portfolio	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)
LTV= Book value/Value of the leased asset
LTV range	Real estate	Non-real estate
LTV <= 40%	0.05	18.2
40% < LTV <= 50%	0.05	57.00
50% < LTV <= 80%	5.10	68.40
80% < LTV <= 90%	23.20	75.10
LTV > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	26

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Student loans

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment enforceability delinquency and type of loan (%)
Presents payment of principal or	Days of delinquency at the	Type of Student Loan
interest at the end of the month	end of the month	CAE	CORFO or other
	0	5.2	2.9
	1-29	37.2	15.0
Yes	30-59	59.0	43.4
	60-89	72.8	71.9
	Portfolio in default	100.0	100.0
No	n/a	41.6	16.5

Loss given default due according to the enforceability of the payment and type of loan (LGD) (%)
Presents payment of principal or interest at the end of	Type of Student Loan
the month	CAE	CORFO or other
Yes	70.9	70.9
No	50.3	45.8

●	Generic commercial placements and factoring

Factoring operations and commercial loans, other than those indicated above, the expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition, for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTV range (%)
Days of delinquency at the end of the month	With collateral				No collateral
	LTV <=100%	%	LTV >100%	%
0	1.86		2.68		4.91
1-29	11.60		13.45		22.93
30-59	25.33		26.92		45.30
60-89	41.31		41.31		61.63
Portfolio in default	100.00		100.00		100.00

Loss Given Default (LGD) applicable according to LTV range (%)
		Commercial operations or	Factoring with
		factoring without transferor’s	transferor’ s
	LTV ranges	responsibility	responsibility
	LTV <= 60%	5	3.2
With collateral	60% < LTV <= 75%	20.3	12.8
	75% < LTV <= 90%	32.2	20.3
	90% < LTV	43	27.1
	No collateral	56.9	35.9

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees are directly associated with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	27

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. For specific guarantees, the LTV ratio must be calculated independently for each guaranteed transaction. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general, or general and specific guarantees considering any restriction.

Non-compliant portfolio – Collectively assessed loans

Non-compliant portfolio includes all loans and contingent loans of a borrower that presents an overdue equal to or more than 90 days in the payment of interest or principal in any of its loans. It will also include borrowers who renegotiated a loan with more than 60 days overdue and borrower who have been subject to a forced debt renegotiation.

The following can be excluded from the group non-compliant portfolio:

a)Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,
b)Student loans as set forth in Law N°20,027, that do not present conditions indicated in Circular N°3,454 dated December 10, 2008.

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

-	None of the debtor obligations with the Bank are overdue for more than 30 days.
-	No new re-financing of loans has been granted
-	At least one of the payments received includes principal payment (total or partial).
-	If the debtor has a loan with partial payments due within six months, two payments have been made.
-	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
-	The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

(iii) Guarantees

Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	28

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1)	Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor.

2)	Property guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal.

3)	Financial guarantees. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset is sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

(iv) Additional provisions

The Bank can establish additional provisions to those established by using its models, according to what is set forth in No 9, Chapter B-1 of the Compendium of Accounting Standards issued by the CMF, recording the liability, see letter x) “Provisions, contingent assets, and contingent liabilities”. Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank and to release those provisions when a positive outlook is anticipated.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

As of June 30, 2020, the Bank recognized additional provisions for its consumer and mortgage loan portfolio for an amount of Ch$19,500 million. See Note 21 Provisions (as of December 31, 2019, the Bank had no additional provisions recognized).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	29

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l)New accounting pronouncements

New accounting pronouncements introduced by the CMF

1)	Circular No. 2,243 December 20, 2019, Compendium of Accounting Standards for Banks, Updated instructions and Circular No. 2.249 issued on April 20, 2020, amends Chapter E, postpones its first application.

As a result of various changes introduced by the International Accounting Standards Board to International Financial Reporting Standards (IFRS) in recent years, particularly to IFRS 9 “Financial instruments”, IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, and as a consequence of a review of the current limitations on the application of these standards on a local basis, the CMF has decided to update the instructions in the Compendium of Accounting Standards for Banks, "CASB", in full.

All changes aim for a greater convergence to IFRS, as well as to improve financial reporting, to contribute to the financial stability and transparency of the banking system.

From the modifications mentioned before and the following sections are updated as follows:

●	Chapter A-1 Application of accounting criteria

In this chapter, which deals with the application of accounting standards in the context of the legal framework applicable to banks. In addition, it emphasizes the responsibility of banks to verify the use of updated versions of IFRS.

●	Chapter A-2 Limitations or clarifications on the use of general standards

The limitations and clarifications for the application of IFRS are adjusted with the aim to move towards greater consistency with IFRS. The main changes are as follows:

-   The exception that existed until now for the application of IFRS 9, which replaced IAS 39, is eliminated, with exception of impairment sections and some particular limitations.

-   The restriction for assets or liabilities to be recognized at fair value is eliminated, and all categories of financial assets and liabilities established by IFRS 9 are permitted.

-    As a result of the adoption of IFRS 9, the classification of trading and investment instruments as instructed on IAS 39 are eliminated. Therefore, financial assets and liabilities will be classified and measured in accordance with the categories established by IFRS 9: "Financial assets for trading at fair value through profit and loss", "Financial assets not for trading compulsorily measured at fair value through profit and loss", "Financial assets designated at fair value through profit and loss", "Financial assets at fair value through other comprehensive income" and "Financial assets at amortized cost".

- In regard to the requirement on valuations of goodwill and other intangibles, it is established that the independent reports that support the recognized amount must explicitly consider the provisions of IAS 36 that are applicable and must be issued under the attestation standards adopted by the Chilean Association of Accountants.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	30

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

- In connection with the preparation of the financial statements, the exception from the obligation to disclose results and other comprehensive income with their respective notes for the quarterly period, together with the cumulative periods already disclosed under IAS 34, are eliminated.

-  It is specified that valuation according to the cost methodology, less accumulated depreciation, amortization and impairment, should be applied after initial recognition, both for fixed assets, intangible assets, investment property and assets with the right to use property under lease.

- Regarding financial leasing operations, where the bank acts as lessor, it is specified the Commission's instructions prevail over IFRS 16, which must be applied in all aspects that do not conflict with them.

●	Chapter B-2 Provisions for credit risk

The criterion for the suspension of recognition of interest income and adjustments on an accrual basis is amended and will now apply to all loan that are more than 90 days past due, whether the loan is subject to individual or group assessment.

●	Chapters C-1 and C-2 Impaired loans and write-offs

The changes made to the CAS include the modification to the current Statement of Financial Position and the Statement of Income for the period, which are consistent with the adoption of IFRS 9 instead of IAS 39. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flow Statement are defined, incorporating more precise guidelines for the preparation of these

In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same CAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified.

Among the other aspects considered in updating chapter C-1, is the requirement for a financial report prepared in accordance with "IFRS Practice Statement 1 - Management Commentary", which must accompany the interim and annual financial statements.

With regard to the interim financial statements, Chapter C-2 contains references to their composition, presentation of comparative quarterly figures, their notes, the requirement for a financial report mentioned above and the corresponding publications, in accordance with Article 16 of the General Banking Law.

●	Chapter C-3 Contingent credits

The accounting plan for the standardized monthly financial statements contained in Chapter C-3 of the CAS is modified, both in the coding of the accounts and in their description, so that the information detailed therein is consistent with the Statement of Financial Position, the Statement of Income and the Statement of Other Comprehensive Income.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	31

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

●	Other matching adjustments

In addition to the adjustments relating to the references to the new supervising entity, references to IFRS and some items of financial information that have been modified as mentioned above and which are present in various chapters of the CAS, where also updated.

●	Chapter E- Transitional provisions

The new CAS provisions will be applicable as of January 1, 2022, with a transition date as of January 1, 2021, for purposes of the comparative financial statements to be issued as of March 2022

Any impact from the transition to the new generally accepted principles and criteria set forth by the Commission at the transition date must be recorded against the equity item “Other non-earnings reserves” (item 32000.01.00), as of January 1, 2022.

Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income and inflation-indexation adjustments on an accrual basis as established in Chapter B-2, must be adopted no later than January 1, 2022.

In accordance with the above, Chapter E of the CAS is updated, which contains its transitional provisions.

As of the date of issuance of these consolidated financial statements, Management is assessing the impact of the adoption of the New Compendium of Accounting Standards for Banks.

2)	Circular No. 2,247 issued on June 25, 2020 modified the Updated Standards Compilation extending the term for the disposal of assets received in lieu of payment

The CMF issued this circular as part of its work performed in order to face the COVID-19 virus outbreak due to the potential effects that it may have in the financial markets and entities under its supervision.

The modification extended the period for disposing an asset received in lieu of payment to 18 months. As such a transitional provision has been included on number 6.5 of Chapter 10-1 of the Updated Compilation of Standards, replacing in its first paragraph from “June 1, 2008 to December 31, 2010” to "from June 1, 2019 to September 30, 2020."

Additionally, write-offs may be deferred on a proportional basis to the number of months between the date the asset was received or awarded and that set by the bank for disposal.

The adoption of this new circular had an impact on the presentation of the Interim Consolidated Financial Statements as of June 30, 2020, through the implementation of a transitional accounting policy that decreased the write-offs of the assets received in lieu of payment, to benefit from the extension in the term of disposal and the partialization of the write-offs through the additional term.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	32

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

3)	Circular No. 2,250 issued on April 20, 2020. Updated Compilation of Standards. Chapter 12-1 Equity for legal and regulatory purposes. Allows adding a proportion of the State guarantees to the additional provisions.

Given the situation faced by financial markets and regulated entities as a result of the pandemic caused by the COVID-19, and in accordance with the financial support measures announced by the Government, the Commission incorporated in Chapter 12-1 an extraordinary provision that allow considering part of the voluntary provisions that composed on the effective equity, a proportion of the guarantees granted by the Chilean Treasury, CORFO and FOGAPE, used in covering the loans granted by the banks.

For this purpose, the Commission incorporated the following paragraph in section 3.1 of Title I of the aforementioned Chapter: “It may be added to the additional provisions referred to in letter b), within the limit of 1.25% indicated there, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to guarantees or re-guarantees granted by the Chilean Treasury, CORFO and FOGAPE. "

The circular was to be implemented as of the date of its issuance.

The adoption of this standard did not have an impact on the accounting information presented in the Interim Consolidated Financial Statements as of June 30, 2020, however it presents a modification to the measurement of effective equity presented in Note 35 d) Capital requirements.

4)	Circular No. 2,252 issued on April 30, 2020 regarding aspects related to COVID-19 Guarantee Lines of the Guarantee Fund for Small and Medium-sized Entrepreneurs (COVID-19 FOGAPE), regarding provisions and other regulation; Circular No. 2,256 issued on May 22, 2020 regarding application process of credits guaranteed by the COVID-19 FOGAPE and; Circular No. 2,260 issued on June 26, 2020 includes updates and amendments to the FOGAPE Regulations of the COVID-19 FOGAPE.

Circular No. 2,252 provides instructions related to the credits processed through the use of the COVID-19 Guarantee Lines of the Guarantee Fund for Small and Medium-Sized Entrepreneurs (FOGAPE), in terms of provisions, procedures and information to be sent to the Commission.

The Bank must ensure to comply with the rules established in the FOGAPE Regulations, as well as to evaluate clients financial and credit condition, thus being ultimately responsible on deciding to grant the credit to its client, which has to also be in accordance with the criteria established in its internal credit risk policies.

In relation to credit risk management of the commercial loan portfolio, the Commission by means of the circular established certain guidelines regarding determining provisions for credit risk, both with regard to secured transactions by the COVID-19 FOGAPE, as well as for the other debtor credits that are affected by the conditions defined in the FOGAPE Regulation. In addition, it modifies the Information System Manual by incorporating three new files to be sent to the Commission. Requirement set out on the Circular are to be implemented as of the date of its issuance and are in force until October 31, 2021.

The adoption of the circular had no impact on the presentation of the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	33

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Circular No. 2,256 provides modifications to the Information System Manual establishing details and modifications to the three regulatory files incorporated by circular No. 2,252 referring to operations related to credits processed through the use of the guarantee provided by COVID-19 FOGAPE.

The adoption of the circular had no impact on the presentation of the Interim Consolidated Financial Statements.

Circular No. 2,260 introduces adjustments and clarifications incorporated into the FOGAPE Regulations. Which includes clarification to characteristics to categorize companies, instructions to financial institutions with access to financing from the Central Bank, and limitations on the guarantee granted by the fund.

The adoption of the circular had no impact on the presentation of the Interim Consolidated Financial Statements.

5)	Circular No. 2,254 dated May 8, 2020. Updated compilation of standards. Chapter 4-1. Reserve in foreign currency, transitory provision. Match settings.

In accordance with the resolution of the Central Bank of Chile, through Council Agreement No. 2294E-01-200318, imparted a transitory modification to the regulation related to reserve requirements in foreign currency contained in Chapter 3.1 of the Compendium of Monetary and Financial Regulations, the Commission updates Chapter 4-1 of the Updated Compilation of Standards for Banks, replacing the transitory provision with the following: “Notwithstanding the provisions of numeral 8.2, in accordance with Agreement N ° 2294E-01- 200318 of the Board of the Central Bank of Chile, and in the terms provided in Bank Circular Letter No. 640 of April 8, 2020 of that issuing institution, from the reserve period that begins on March 9, 2020 and until the end of the day September 8, 2020, the reserve in foreign currency may also be established in euros or Japanese yen, all of which are measured by their equivalent in dollars.

As aforementioned on the agreement, during said period, excess reserve requirements in national currency may be used to cover reserve requirements in any foreign currency, converted by their equivalent in dollars.

The adoption of the circular had no impact on the presentation of the Interim Consolidated Financial Statements.

6)	Circular No. 2,257 issued on May 22, 2020. Modifies chapter B-1 of the CAS. Allowing the recognition of the excess of mortgage guarantee for the home in the standard model of provisions of the group commercial portfolio.

Chapter B-1 of the CAS establishes standard models to determine provisions for credit risk of the mortgage portfolio for housing and commercial group portfolio. Currently, these methodologies do not allow the use of mortgage guarantees associated with home loans in determining the debt guarantee ratio and in the determination of the provisions in the group commercial portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	34

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

As a result of the health crisis caused by COVID-19, the effects it has had on the economy and the credit risk in banking, the Commission reviewed this restriction, temporarily and until the aforementioned new legal framework that includes the Basel III guidelines, allowing the recognition of the excess of mortgage guarantee associated with housing loans in the standard model of provisions of the group commercial portfolio in Chapter B-1, determined from the application of a haircut of 20%.

Modifications introduced by this circular are to be implemented as of its issuance date.

As of the date of issuance of these Consolidated Interim Financial Statements, the Administration is in the process of implementing the adoption of the Circular, estimating a release of provision in the group commercial portfolio, which to date has not been determined.

7)	Tax Reform - Promulgation of the Law

On June 1, 2020, the "Tax Reform", Law No. 21,120, which modernizes the tax legislation, came into force. The reform modified several tax regulations, focused mainly on tax compliance issues, relations with the Internal Revenue Service for reviewing processes, and various adjustments that mainly impacted small and medium-sized companies. For the Bank, there are no substantial modifications regarding the current process to determine its taxes, and some minor modifications have been identified, such as the application of VAT to imports of standard software, the surcharge on real estate contributions and the progressive elimination of the PPUA.

8)	Legislation issued as a response to the pandemic generated by COVID-19

In response to the effects that the COVID-19 pandemic has had and is expected to have on the Chilean economy, the Government has taken certain economic measures, issuing new regulations that mainly benefit customers (for example, the Stam Tax exemption for operations carried out between April and September 2020, the possibility of extending VAT payments, etc.), but no impacts of any kind are visualized for the Bank.

On April 29, 2020, the Internal Revenue Service instructed through Circular No. 32 the tax treatment of expenses and donations associated with COVID-19. Broadly speaking, it points out that both money and goods, of any nature or kind, can be donated to the extent that they allow satisfying the basic needs of food, shelter, health, hygiene, decoration, removal of debris, education, communication and transportation of the inhabitants of the affected areas. To the extent that they meet a series of requirements indicated in the circular, they may be deducted as expenses for tax purposes.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	35

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

New accounting pronouncements introduced by IASB

1.Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements

1.1.Conceptual framework

In June 2018, the International Accounting Standards Board (the Board) issued a complete set of concepts for financial reporting, the revised Conceptual Framework for Financial Information (Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010

The revised Conceptual Framework has an effective date from January 1, 2020.

The amendment introduces new definitions and includes guidance on certain considerations. Given the nature of the amendment, it will not have a significant impact on the Interim Consolidated Financial Statements.

.

1.2IFRS 3 "Business Combinations" - Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a Business to make it easier for companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reduce the limitations of a company to the center of the definition of products in goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. The amendment to IFRS 3 has an effective date of January 1, 2020.

The new limitations introduced by the amendment have not had specific difficulties in the Interim Consolidated Financial Statements.

1.3Amendments to IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, policy changes and accounting errors"

On October 31, 2018, the IASB published “Definition of material (amendments to IAS 1 and IAS 8)” to clarify the definition of “material” and align the definition used in the Conceptual Framework and similar standards.

The changes relate to a new revised definition of “material” that is cited following the final amendments: "Information is material if its omission, misstatement or concealment could reasonably be expected to influence the decisions that primary users of general purpose financial statements make on the basis of those statements, which provide financial information about a specific reporting entity”

The new definition of material is found in IAS 1 “Presentation of Financial Statements”. The definition of material in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” has been replaced with a reference to IAS 1.

The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is allowed.

The nature of the amendment includes standardizing the definition of "material", the adoption of which will not have a significant impact on the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	36

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

1.4Criteria to IFRS 9, IAS 39 and IFRS 7 “Reform of the reference interest rate”

Published in September 2019, it is being modified providing certain simplifications in relation to the reform of reference interest rates. The simplifications relate to hedge accounting and have an effect on the IBOR reform, the quality generally should not cause hedge accounting to end. However, any inefficiency of coverage must continue to be recorded in income.

The amendments apply retrospectively to annual periods beginning on or after 1 January 2020.

The nature of the amendment includes simplifying requirements relating to interest rate benchmark reform, the adoption of which will not have a significant impact on the Interim Consolidated Financial Statements.

1.5Amendment to IFRS 16 regarding COVID-19-related rent concessions

The International Accounting Standards Board (IASB) has published 'Covid-19-Related Rent Concessions (Amendment to IFRS 16)' amending the standard to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. Concurrently, the IASB also published a proposed Taxonomy Update to reflect this amendment.

When there is a change in lease payments, the accounting consequences will depend on whether that change meets the definition of a lease modification, which IFRS 16 Leases defines as “a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease (for example, adding or terminating the right to use one or more underlying assets, or extending or shortening the contractual lease term)”.

The changes in COVID-19-Related Rent Concessions (Amendment to IFRS 16) amend IFRS 16 to

a)	provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification;
b)	require lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications;
c)	require lessees that apply the exemption to disclose that fact; and
d)	require lessees to apply the exemption retrospectively in accordance with IAS 8, but not require them to restate prior period figures.

Changes incorporated by the amendment may be used in rent concessions that reduce lease payments due on or before June 30, 2021 in order to capture lease concessions granted beginning in June and with a duration of 12 months.

The amendment is effective for annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted, including in financial statements not yet authorized for issue on 28 May 2020. The amendment is also available for interim reports.

The adoption of the amendment did not have a significant impact on the Interim Consolidated Financial Statements since to date there have been no significant changes on current contracts to make use of this amendment.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	37

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.Standards and Interpretations that have been issued but are note yet effective.

2.1	IFRS 9 “Financial Instruments” – Final version

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments”. On October 28, 2010 its revised version is published, agreeing guidelines on the classification and measures of financial liabilities. On November 19, 2013, see an amendment which includes the new general hedge accounting model. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, replacing IAS 39 "Financial Instruments: Recognition and Measurement".

The standard establishes the following requirements:

Classification and Measurement: Financial assets are to be classified based on the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called "fair value with change in other comprehensive income" for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 "Financial Instruments: Recognition and Measurement", however, there are differences in the requirements applicable to the measurement of the entity's own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 "Financial Instruments: Recognition and Measurement".

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this modification allows more assets to be measured at amortized cost in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualified assets, which include some loans and debt securities, which would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at amortized cost, the negative compensation must be a "reasonable compensation for early termination of the contract."

The modifications are effective for the annual periods beginning on January 1, 2019.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	38

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on "Advance payments with negative compensation". These conditions have been successfully modified.

The modifications are effective for annual periods beginning on January 1, 2019.

Amendment to IAS 28 "Investments in associates and joint ventures"

On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its change requirements, involves long-term participation. In addition, when applying IFRS 9 to long-term interests, an entity does not take in the measurement of adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of investment losses or evaluation of the reduction in accordance with IAS 28).

The retrospectively affected amendments sometimes annual that began on or after January 1, 2019. Early application is allowed. The specific transitional provisions specific to the application for the first time of the amendments coincide with that of IFRS 9.

Bank Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with the provisions of the CAS in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, it indicates that it will not apply this rule in advance, and furthermore it will not be applied while the CMF does not establish it as a standard of obligatory use for all Banks. With the issuance of the New Compendium of Accounting Standards for Banks (CASB), IFRS 9 should be applied only in those sections where the regulator allows it.

2.2. Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments has not yet been established by the IASB; however, early application of the amendments is permitted.

The amendment includes guidelines regarding the loss of control over subsidiaries, the adoption of this amendment will not have a significant impact on the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	39

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.3.	Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published amendment to IAS 1, which addresses the classification of liabilities and clarify how to classify debt and other liabilities as current or non-current for presentation purposes. This amendment applies retroactively from January 1, 2023, and early application is permitted.

Among the modifications are the following:

• An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.

• The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.

• The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.

• The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The adoption of this amendment will not have a significant impact on the Interim Consolidated Financial Statements. The Bank must present its financial statements in accordance with the regulatory framework set out on section II.3 of Chapter C-1, Financial Statements annual, of the CAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity.

2.4 Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

-	update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
-	add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and
-	add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	40

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The amendments published are effective for annual periods beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have significant impacts on the Interim Consolidated Financial Statements.

2.5 Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB published amendments to IAS 16)' regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management.

Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.6 Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	41

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.7 Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture- Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The Bank's Management is currently evaluating the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	42

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 2 - Accounting Changes

There are no significant accounting changes in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	43

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 3 - Significant Events

As of June 30, 2020, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

ITAÚ CORPBANCA

Chief Executive Officer appointment

On January 9, 2020 it was communicated the decision made between Mr. Manuel Olivares Rossetti, the Board of Directors, and the main shareholders, to allow Mr. Olivares to serve as Chief Executive Officer of Itaú Corpbanca until January 29, 2020.

The Board also agreed to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, starting on January 30, 2020.

Investment increase in Nexus S.A.

On January 22, 2020 Itaú Corpbanca acquired 79,577 shares of Nexus S.A. corresponding to 1.9148% of the total equity of this company, for an approximated amount of MCh$338. With this transaction the Bank’s participation increased to 14.8148%.

Sale of the investment in Itaú Casa de Valores S.A.

Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., finalized the process of selling the one hundred percent (100%) of its investment held in Itaú Casa de Valores S.A., a public limited company, domiciled in Panama, with the company LVM Holdings SpA, a company domiciled in Chile, was completed.

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on June 18, 2020, it was approved to distribute a dividend equivalent to 100% of the net income attributable to equity holders of the Bank for the year ended December 31, 2019, which represents an aggregate amount equal to $127.065.130.654 payable to the shareholders of the Bank entitled to receive dividends in a proportion of $0,2479770771 per share.

Changes in the Board of Directors

In the ordinary session held on April 29, 2020, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of the director Mr. Andrés Bucher Cepeda, effective as of the same date. On this matter, the Board of Directors designated Mr. Rogério Carvalho Braga as his replacement, who will exercise his duties until the next Ordinary General Shareholders' Meeting, in which the definitive director will be appointed.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	44

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 3 - Significant Events

ITAÚ CORPBANCA COLOMBIA S.A.

On January 27, 2020, the Shareholders' Meeting of Itaú Corpbanca Colombia S.A. elected the following members of the Board of Directors:

Gabriel Amado de Moura

Cristián Toro Cañas

Juan Echeverría González

Mónica Aparicio Smith

Roberto Brigard Holguín

Proposal for an irrevocable commitment for 2020 profits

On April 20, 2020, during the Extraordinary Shareholders Meeting was approved the commitment, in accordance with the capital requirements made to credit institutions in Colombia, to capitalize 100% of the profits for the 2020 fiscal year in order to increase the legal reserve of Itaú Corpbanca Colombia S.A., once the appropriations that in application of Colombian regulations must be made prior to this legal reserve have been made, thus complying with articles 451 to 455 of the Commercial Code and other pertinent regulations .

Chief Executive Officer appointment

On June 30, 2020, the Board of Directors approved the resignation of the Chief Executive Officer, Mr. Alvaro Pimentel as of November 1, 2020, and to appoint Mr. Baruc Saez as his replacement, effective as of the same date.

REPROGRAMATED CREDITS AND FACILITIES FOR OUR CLIENTS

As part the relief plan for our clients, the Bank granted a series of facilities to its clients, which mainly consist on the postponement of one to six installments on their loans under certain conditions.

The effects of these payments re-schedule have been recognized in accordance with the applicable accounting standards and have generated, mainly, the postponement of the recognition of interests in the Consolidated Income Statement as a result of the application of the effective rate method in the new granted loans associated with the payment re-schedule in the installments of the existing loans.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	45

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 3 - Significant Events

GOODWILL AND ASSETS GENERATED IN BUSINESS COMBINATION IMPAIRMENT

As a result of the application of the requirements established in International Accounting Standard 36 “Impairment of assets”, the Bank, at the end of each reporting period, assess impairment indicators that affect the determination of the recoverable amount for its assets.

Consistent with the requirements set forth above, as of the issuance of the Consolidated Financial Statements as of December 31, 2019, prepared in accordance with IFRS issued by the IASB, and incorporated in the 20-F report filed with the Securities and Exchange Commission of the United States, the Bank indicated that the effects of the economic and social events could have on the estimates and significant judgments, made on the process of preparing the Financial Statements, were being monitored and concluded that there was no concrete evidence of impairment .

In the Interim Consolidated Financial Statements referred to as of March 31, 2020, considering the evolution of the economic and health situation, the Bank declared that it continued to monitor and permanently assess the impacts of the pandemic caused by COVID-19 in its results, as well as the effects on significant estimates and judgments including provisions for credit risk and impairment on assets in general, and on Goodwill in particular, concluding that these events did not have an impact on the results of the period or on the Consolidated Statement of Financial Position, despite identifying a decline in the relevant indicators that affect the determination of the recoverable amount of each of its cash generating units (CGUs).

In consideration of the recent impacts on the economy, both in Chile and Colombia, Peru and the United States (main markets where Itaú Corpbanca operates), which have had various factors, including the pandemic caused by COVID-19, as has been described above and in accordance with the constant monitoring carried out by the Bank, the indicators assessed reached the threshold required in order to perform an impairment test in order to determine the recoverable amount of the Goodwill and the intangibles assets generated in business combination assigned to the Chile and Colombia CGUs.

The impairment test, determined that it was required to record an impairment loss in the Interim Consolidated Financial Statements. The impairment loss was allocated to the Goodwill assigned to the Chile CGU for Ch$448,273 million, Ch$246,663 million corresponding to the total Goodwill assigned to the CGU Colombia and Ch$113,911 million (Ch$79,364 million net of deferred taxes) that represents all of the intangibles generated in business combinations assigned to the Colombia CGU. The total impact of these effects on the result attributable to the Bank's owners is Ch$764,024 million and Ch$10,276 million corresponding to non-controlling interest. This was reported on July 9, 2020 to the Commission for the Financial Market through a formal communication letter. For further information see Note 32.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	46

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 4 - Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 "Operating Segments".

a.	Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

(i)Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

(ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

The Bank does not record transactions with a single external customer that generates income equal to or greater than 10% of total income during the six-month periods ended June 30, 2020 and 2019.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

●	attributed to the entity’s country of domicile and
●	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	47

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 4 - Reporting Segments, continued

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., and Itaú Corredores de Seguros Colombia S.A.

The information on interest income and inflation-indexation adjustments for the six-month periods ended June 30, 2020 and 2019, of the aforementioned geographical areas is as follows:

	2020			2019
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	582,985	232,147	815,132	601,289	256,031	857,320
Interest expense	(288,047)	(113,763)	(401,810)	(309,913)	(122,419)	(432,332)
Net interest income	294,938	118,384	413,322	291,376	133,612	424,988

c.	Information on assets, liabilities, and profits and losses

Segment information on assets, liabilities, profits and losses for the six month period ended on June 30, 2020 and for the year ended on December 31, 2019, is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the CMF.

c.1) Assets and liabilities

		As of June 30, 2020			As of December 31, 2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,729,658	399,521	2,129,179	610,901	398,780	1,009,681
Cash items in process of collection	5	274,710	4,707	279,417	230,595	710	231,305
Trading investments	6	121,713	309,415	431,128	109,924	71,478	181,402
Investments under resale agreements	7	78,375	7,743	86,118	46,686	29,289	75,975
Financial derivative contracts	8	5,214,312	205,337	5,419,649	3,061,530	93,427	3,154,957
Interbank loans, net and Loans and accounts receivable from customers, net	9-10	18,864,468	4,674,583	23,539,051	17,768,441	4,661,402	22,429,843
Available for sale investments	11	4,042,850	654,246	4,697,096	2,748,183	845,021	3,593,204
Held to maturity investments	11	102,897	67,116	170,013	30,132	85,550	115,682
Investments in companies	12	11,874	3,604	15,478	11,166	3,772	14,938
Intangibles (*)	13	735,721	42,738	778,459	1,190,374	427,371	1,617,745
Fixed assets	14	33,898	20,698	54,596	36,051	21,911	57,962
Right of use asset under lease agreements	15	158,868	35,110	193,978	165,986	38,573	204,559
Current taxes	16	4,376	46,316	50,692	30,773	54,743	85,516
Deferred taxes	16	205,215	41,505	246,720	176,696	7,471	184,167
Other assets	17	803,631	74,184	877,815	705,354	78,093	783,447
Totals		32,382,566	6,586,823	38,969,389	26,922,792	6,817,591	33,740,383

(*)Includes Goodwill generated from the business combination of Banco Itaú Chile and Corpbanca for a value of Ch$492,512 million as of June 30, 2020 (Ch$1,194,331 million as of December 31, 2019).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	48

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 4 - Segmentos de Negocio, continuación

		As of June 30, 2020			As of December 31, 2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18	3,315,602	2,360,751	5,676,353	2,765,496	2,107,952	4,873,448
Cash items in process of being cleared	5	271,466	1	271,467	164,573	—	164,573
Obligations under repurchase agreements	7	522,512	90,438	612,950	499,136	60,321	559,457
Time deposits and other time liabilities	18	10,845,494	1,713,385	12,558,879	9,700,785	1,919,402	11,620,187
Financial derivative contracts	8	4,872,282	183,203	5,055,485	2,839,914	98,120	2,938,034
Interbank borrowings	19	3,768,608	665,589	4,434,197	1,883,900	762,856	2,646,756
Debt instruments issued	20	5,925,131	761,641	6,686,772	5,687,763	720,593	6,408,356
Other financial liabilities	20	9,214	—	9,214	12,966	—	12,966
Obligations for lease	15	130,836	32,300	163,136	137,334	35,590	172,924
Current taxes	16	14,356	173	14,529	13	—	13
Deferred taxes	16	—	260	260	—	263	263
Provisions	21	91,548	69,131	160,679	111,796	82,311	194,107
Other liabilities	22	631,810	81,818	713,628	653,786	55,128	708,914
Totals		30,398,859	5,958,690	36,357,549	24,457,462	5,842,536	30,299,998

c.2) Income for the three and six-month periods ended June 30, 2020 and 2019

		For the three-month periods ended June 30,
		2020			2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	139,086	56,266	195,352	158,341	67,642	225,983
Net fee and commission income	26	27,375	6,975	34,350	34,852	8,552	43,404
Net income (expense) from financial operations	27	46,365	(25,879)	20,486	27,402	4,877	32,279
Net foreign exchange gain (loss)	28	(39,864)	37,438	(2,426)	(17,110)	3,074	(14,036)
Other operating income		2,464	7,860	10,324	1,594	12,882	14,476
Provision for loan losses	29	(65,363)	(21,504)	(86,867)	(34,705)	(20,517)	(55,222)
NET OPERATING PROFIT		110,063	61,156	171,219	170,374	76,510	246,884
Depreciation and amortization	32	(21,718)	(9,491)	(31,209)	(20,925)	(9,948)	(30,873)
Operating expenses (*)		(544,231)	(409,204)	(953,435)	(100,239)	(51,212)	(151,451)
OPERATING INCOME		(455,886)	(357,539)	(813,425)	49,210	15,350	64,560
Income from investments in companies	12	(36)	443	407	210	1,024	1,234
Income taxes	16	20,273	33,199	53,472	(3,735)	(5,986)	(9,721)
CONSOLIDATED INCOME FOR THE PERIOD		(435,649)	(323,897)	(759,546)	45,685	10,388	56,073

		For the six-month periods ended June 30,
		2020			2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	294,938	118,384	413,322	291,376	133,612	424,988
Net fee and commission income	26	58,728	14,854	73,582	70,099	16,994	87,093
Net income (expense) from financial operations	27	92,183	110,788	202,971	28,549	3,563	32,112
Net foreign exchange gain (loss)	28	4,912	(92,508)	(87,596)	(20,757)	16,127	(4,630)
Other operating income	33	12,664	14,228	26,892	7,334	15,898	23,232
Provision for loan losses	29	(148,612)	(41,995)	(190,607)	(65,462)	(37,617)	(103,079)
NET OPERATING PROFIT		314,813	123,751	438,564	311,139	148,577	459,716
Depreciation and amortization	32	(43,265)	(20,304)	(63,569)	(41,465)	(19,916)	(61,381)
Operating expenses (*) (**)		(639,896)	(456,465)	(1,096,361)	(198,508)	(102,478)	(300,986)
OPERATING INCOME		(368,348)	(353,018)	(721,366)	71,166	26,183	97,349
Income from investments in companies	12	586	969	1,555	213	1,931	2,144
Income taxes	16	(44,179)	32,091	(12,088)	(2,213)	(10,541)	(12,754)
CONSOLIDATED INCOME FOR THE PERIOD		(411,941)	(319,958)	(731,899)	69,166	17,573	86,739

(*)Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses.

(**)

For the period ended on June 30, 2020, includes the recognition of an impairment loss of MCh$808,847. The impairment is broken down into MCh$694,936 corresponding to the impairment on Goodwill, MCh$448,273 and MCh$246.663 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponds to the intangibles generated in the business combination of the CGU Colombia.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	49

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 5 - Cash and Cash Equivalents

a.	Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Cash and deposits in banks
Cash	359,839	253,779
Deposits in the Central Bank of Chile	1,075,905	103,756
Deposits in local banks	4,601	14,254
Deposits in foreign banks	688,834	637,892
Subtotals cash and deposits in banks	2,129,179	1,009,681

Cash items in process of collection, net (1)	7,950	66,732
Highly liquid financial instruments (2)	2,086,581	295,551
Investments under resale agreements (3)	37,233	75,975
Totals cash and cash equivalents	4,260,943	1,447,939

(1) See letter b. “Cash in process of collection and in process of being cleared” on the next page.

(2) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of June 30,	As of December 31,
	Note	2020	2019
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	100,945	28,772
Available for sale investments	11	1,985,636	266,779
Totals		2,086,581	295,551

(3) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" of the asset in the Interim Consolidated Statement of Financial Position. The detail is as follows:

		As of June 30,	As of December 31,
	Note	2020	2019
		MCh$	MCh$
Investments under resale agreements	7 a)	37,233	75,975

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	50

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 5 - Cash and Cash Equivalents, continued

b.	Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	26,599	76,922
Funds receivable	252,818	154,383
Subtotals assets	279,417	231,305
Liabilities
Funds payable	271,467	164,573
Subtotals liabilities	271,467	164,573
Cash items in process of collection, net	7,950	66,732

c.	Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments portfolio.  This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).

iii. Foreign borrowings and repayment of foreign borrowings.  These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

iv. Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	51

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 6 - Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	11,573	52,019
Other Government securities	73,125	28,879
Other Chilean securities
Bonds	1,261	905
Other securities	33,364	22,218
Foreign financial securities
Bonds	307,474	67,088
Other securities	1,785	4,390
Investments in mutual funds
Funds managed by related entities	2,546	5,870
Funds managed by third parties	—	33
Totals	431,128	181,402

As of June 30, 2020, the trading portfolio financial assets include MCh$100,945 (MCh$28,772 as of December 31, 2019) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	52

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments to resell them on a future date. As of June 30, 2020 and December 31, 2019 the instruments acquired under agreements to resell are as follows:

	As of June 30, 2020
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	—	—	—	—
Government securities	30,249	8,035	—	38,284
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	—	40,091	—	40,091
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	3,589	—	759	4,348
Other foreign instruments	3,395	—	—	3,395
Totals	37,233	48,126	759	86,118

	As of December 31, 2019
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	20,593	—	—	20,593
Government securities	17,491	—	—	17,491
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	8,603	—	—	8,603
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	27,546	—	—	27,546
Other foreign instruments	1,742	—	—	1,742
Totals	75,975	—	—	75,975

b.	As of June 30, 2020 and December 31, 2019 the instruments acquired under agreements to repurchase are as follows:

	As of June 30, 2020
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	272,201	—	—	272,201
Government securities	32,649	143,210	—	175,859
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	74,452	—	—	74,452
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	—	—	—	—
Other foreign instruments	90,438	—	—	90,438
Totals	469,740	143,210	—	612,950

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	53

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 7 - Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

	As of December 31, 2019
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	168,778	—	—	168,778
Government securities	11,970	—	—	11,970
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	318,389	—	—	318,389
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	—	—	—	—
Other foreign instruments	60,320	—	—	60,320
Totals	559,457	—	—	559,457

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	54

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting

a.	Derivatives held for trading and hedge accounting

The Bank and its subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of June 30,		As of December 31,
	2020		2019
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	357,554	155,779	203,868	144,069
Derivatives held for trading	5,062,095	4,899,706	2,951,089	2,793,965
Totals	5,419,649	5,055,485	3,154,957	2,938,034

a.1) Financial derivatives assets

	As of June 30, 2020
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,528,341	5,327,372	556,903	576,790
Currency swaps	319,628	978,162	8,039,464	1,471,462
Interest rate swaps	2,211,156	7,876,642	31,713,914	3,366,993
Call currency options	38,889	25,694	820	4,203
Put currency options	16,496	6,100	—	201
Totals	10,114,510	14,213,970	40,311,101	5,419,649

	As of December 31, 2019
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,174,950	3,931,647	1,234,741	454,300
Currency swaps	217,953	923,526	6,640,937	855,780
Interest rate swaps	4,125,562	7,225,228	31,308,891	1,840,855
Call currency options	34,713	49,753	748	3,805
Put currency options	5,067	15,940	—	217
Totals	12,558,245	12,146,094	39,185,317	3,154,957

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	55

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivatives liabilities

	As of June 30, 2020
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	6,879,011	4,744,047	360,765	456,840
Currency swaps	226,793	982,427	7,066,611	1,339,481
Interest rate swaps	2,479,859	8,590,822	30,618,029	3,257,148
Call currency options	15,898	6,100	—	1,352
Put currency options	32,839	19,801	410	664
Totals	9,634,400	14,343,197	38,045,815	5,055,485

	As of December 31, 2019
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	11,622,926	4,440,565	830,870	504,276
Currency swaps	182,481	831,635	6,249,881	769,072
Interest rate swaps	2,939,069	6,101,205	29,362,545	1,662,363
Call currency options	31,482	51,810	—	1,758
Put currency options	18,837	39,941	374	565
Totals	14,794,795	11,465,156	36,443,670	2,938,034

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	56

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of June 30, 2020 and December 31, 2019 the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of June 30, 2020
	Notional totals			Fair Value
	Up to	Between 3 months
	3 months	and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	2,102,493	2,166,235	2,638,030	357,554	155,779
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	—	—	—
Interest rate swaps	149	—	2,210,665	247,253	62,920
Subtotals	149	—	2,210,665	247,253	62,920
Cash flows hedge
Currency forwards	192,808	1,430,917	—	38,063	2,716
Currency swaps	—	96,980	—	21,193	2,496
Interest rate swaps	—	4,000	427,365	2,969	23,806
Subtotals	192,808	1,531,897	427,365	62,225	29,018
Net investment in a foreign operation hedge
Currency forwards	1,909,536	634,338	—	48,076	63,841
Subtotals	1,909,536	634,338	—	48,076	63,841

Derivatives held for trading	17,646,417	26,390,932	75,718,886	5,062,095	4,899,706
Currency forwards	12,305,008	8,006,164	917,668	490,651	390,283
Currency swaps	546,421	1,863,609	15,106,075	1,450,269	1,336,985
Interest rate swaps	4,690,866	16,463,464	59,693,913	3,116,771	3,170,422
Call currency options	54,787	31,794	820	4,203	1,352
Put currency options	49,335	25,901	410	201	664
Subtotals	17,646,417	26,390,932	75,718,886	5,062,095	4,899,706
Totals	19,748,910	28,557,167	78,356,916	5,419,649	5,055,485

	As of December 31, 2019
	Notional totals			Fair Value
	Up to	Between 3 months
	3 months	and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,679,576	1,371,790	3,072,685	203,868	144,069
Fair value hedge
Currency swaps	—	—	47,463	—	1,479
Interest rate swaps	—	29,342	1,952,968	152,011	50,247
Subtotals	—	29,342	2,000,431	152,011	51,726
Cash flows hedge
Currency forwards	1,426,697	849,243	556,633	4,174	17,798
Currency swaps	—	47,155	78,592	6,145	2,703
Interest rate swaps	32,408	—	437,029	2,722	5,820
Subtotals	1,459,105	896,398	1,072,254	13,041	26,321
Net investment in a foreign operation hedge
Currency forwards	2,220,471	446,050	—	38,816	66,022
Subtotals	2,220,471	446,050	—	38,816	66,022

Derivatives held for trading	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Currency forwards	16,150,708	7,076,919	1,508,978	411,310	420,456
Currency swaps	400,434	1,708,006	12,764,763	849,635	764,890
Interest rate swaps	7,032,223	13,297,091	58,281,439	1,686,122	1,606,296
Call currency options	66,195	101,563	748	3,805	1,758
Put currency options	23,904	55,881	374	217	565
Subtotals	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Totals	27,353,040	23,611,250	75,628,987	3,154,957	2,938,034

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	57

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 9 - Interbank Loans

a)	As of June 30, 2020 and December 31, 2019 interbank loans are detailed as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign Banks
Interbank cash loans	44,947	37,048
Loans to foreign banks	—	755
Non-transferable deposits with foreign banks	24,967	18,832
Allowances for loans losses	(329)	(430)
Subtotals	69,585	56,205
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	—	—
Subtotals	—	—
Totals	69,585	56,205

(*)These are deposits that do not qualify as time deposits.

b)	Movements in allowances and impairment for local and foreign interbank loans for the six-month period ended on June 30, 2020 and for the year ended December 31, 2019 are detailed as follows:

	As of June 30, 2020			As of December 31, 2019
	Banks			Banks
	Local	Foreign	Totals	Local	Foreign	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances at the beginning of the period/year	—	(430)	(430)	—	(463)	(463)
Charge-offs	—	—	—	—	—	—
Allowances established	—	(308)	(308)	—	(507)	(507)
Allowances released	—	414	414	—	574	574
Impairment	—	—	—	—	—	—
Exchange differences	—	(5)	(5)	—	(34)	(34)
Balances at end of period / year	—	(329)	(329)	—	(430)	(430)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	58

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 10 - Loans and accounts receivable from customers

a)	Loans and accounts receivable from customers

As of June 30, 2020 and December 31, 2019 the loan portfolio is detailed as follows:

	Assets before allowances			Allowances
	Normal	Impaired		Individual	Group		Net assets
As of June 30, 2020	portfolio	portfolio	Totals	allowances	allowances	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	12,306,144	926,865	13,233,009	(433,168)	(60,079)	(493,247)	12,739,762
Foreign trade loans	1,321,272	45,296	1,366,568	(45,148)	(701)	(45,849)	1,320,719
Checking accounts debtors	74,798	13,807	88,605	(5,363)	(4,548)	(9,911)	78,694
Factoring transactions	148,440	940	149,380	(2,900)	(121)	(3,021)	146,359
Student loans	620,665	82,568	703,233	—	(19,139)	(19,139)	684,094
Commercial leasing transactions	935,204	56,664	991,868	(15,255)	(4,340)	(19,595)	972,273
Other commercial loans and receivables	16,548	2,844	19,392	(477)	(2,016)	(2,493)	16,899
Subtotals	15,423,071	1,128,984	16,552,055	(502,311)	(90,944)	(593,255)	15,958,800
Mortgage loans
Loans with mortgage finance bonds	24,528	2,270	26,798	—	(141)	(141)	26,657
Endorsable mortgage mutual loans	88,062	8,622	96,684	—	(656)	(656)	96,028
Other mortgage mutual loans	4,415,123	216,650	4,631,773	—	(30,626)	(30,626)	4,601,147
Mortgage leasing transactions	309,334	15,661	324,995	—	(12,478)	(12,478)	312,517
Other mortgage loans and receivables	53,672	1,970	55,642	—	(269)	(269)	55,373
Subtotals	4,890,719	245,173	5,135,892	—	(44,170)	(44,170)	5,091,722
Consumer loans
Installment consumer loans	1,798,565	146,503	1,945,068	—	(144,154)	(144,154)	1,800,914
Checking account debtors	131,621	16,631	148,252	—	(13,114)	(13,114)	135,138
Credit card balances	451,224	14,184	465,408	—	(21,506)	(21,506)	443,902
Consumer leasing transactions	2,087	205	2,292	—	(217)	(217)	2,075
Other consumer loans and receivables	38,693	1,163	39,856	—	(2,941)	(2,941)	36,915
Subtotals	2,422,190	178,686	2,600,876	—	(181,932)	(181,932)	2,418,944
Totals	22,735,980	1,552,843	24,288,823	(502,311)	(317,046)	(819,357)	23,469,466

	Assets before allowances			Allowances
	Normal	Impaired		Individual	Group		Net assets
As of December 31, 2019	portfolio	portfolio	Totals	allowances	allowances	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,404,955	883,855	12,288,810	(350,331)	(55,621)	(405,952)	11,882,858
Foreign trade loans	1,082,539	26,630	1,109,169	(72,506)	(1,321)	(73,827)	1,035,342
Checking accounts debtors	142,076	12,200	154,276	(5,593)	(4,823)	(10,416)	143,860
Factoring transactions	220,554	550	221,104	(3,231)	(331)	(3,562)	217,542
Student loans	595,271	78,692	673,963	—	(19,052)	(19,052)	654,911
Commercial leasing transactions	948,297	56,912	1,005,209	(11,832)	(4,470)	(16,302)	988,907
Other commercial loans and receivables	24,251	3,004	27,255	(691)	(1,998)	(2,689)	24,566
Subtotals	14,417,943	1,061,843	15,479,786	(444,184)	(87,616)	(531,800)	14,947,986
Mortgage loans
Loans with mortgage finance bonds	27,771	2,498	30,269	—	(157)	(157)	30,112
Endorsable mortgage mutual loans	95,838	8,012	103,850	—	(648)	(648)	103,202
Other mortgage mutual loans	4,183,069	201,478	4,384,547	—	(31,452)	(31,452)	4,353,095
Mortgage leasing transactions	318,777	17,810	336,587	—	(12,879)	(12,879)	323,708
Other mortgage loans and receivables	18,819	1,969	20,788	—	(156)	(156)	20,632
Subtotals	4,644,274	231,767	4,876,041	—	(45,292)	(45,292)	4,830,749
Consumer loans
Installment consumer loans	1,869,870	135,168	2,005,038	—	(155,642)	(155,642)	1,849,396
Checking account debtors	187,794	18,944	206,738	—	(16,179)	(16,179)	190,559
Credit card balances	518,471	19,270	537,741	—	(27,784)	(27,784)	509,957
Consumer leasing transactions	2,943	170	3,113	—	(227)	(227)	2,886
Other consumer loans and receivables	43,986	1,613	45,599	—	(3,494)	(3,494)	42,105
Subtotals	2,623,064	175,165	2,798,229	—	(203,326)	(203,326)	2,594,903
Totals	21,685,281	1,468,775	23,154,056	(444,184)	(336,234)	(780,418)	22,373,638

Unimpaired portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and the Substandard portfolio (B1 to B2). For group assessed loans, it includes the Normal portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	59

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 10 - Loans and accounts receivable from customers, continued

Impaired portfolio

This includes individually assessed debtors in the Non-compliant portfolio (C1 to C6) and the Substandard portfolio (B3 to B4). For group assessed loans, it includes the Non-compliant portfolio.

b)	Allowances

Movements in credit risk allowances for the six-month period ended June 30, 2020 and for the year ended on December 31, 2019 are detailed as follows:

	Individual	Group
	allowances	allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2020	444,184	336,234	780,418
Portfolio charge-offs
Commercial loans	(30,297)	(18,130)	(48,427)
Mortgage loans	—	(5,307)	(5,307)
Consumer loans	—	(95,042)	(95,042)
Total charge-offs	(30,297)	(118,479)	(148,776)
Allowances established	139,054	149,927	288,981
Allowances released	(44,668)	(45,417)	(90,085)
Allowances used	—	(1,502)	(1,502)
Exchange differences	(5,961)	(3,718)	(9,679)
Balances as of June 30, 2020	502,312	317,045	819,357

	Individual	Group
	allowances	allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	400,736	267,977	668,713
Portfolio charge-offs
Commercial loans	(80,186)	(36,111)	(116,297)
Mortgage loans	—	(7,381)	(7,381)
Consumer loans	—	(160,700)	(160,700)
Total charge-offs	(80,186)	(204,192)	(284,378)
Allowances established	299,980	374,501	674,481
Allowances released	(163,789)	(112,803)	(276,592)
Allowances used	(20,924)	—	(20,924)
Exchange differences	8,367	10,751	19,118
Balances as of December 31, 2019	444,184	336,234	780,418

c)	Portfolio sales

As of June 30, 2020 and 2019, the Bank and its subsidiaries performed portfolio sales. These transactions generated losses of MCh$458 as of June 31, 2020 (gain of MCh$908 as of June 30, 2019). In particular, the Bank carried out a sale of loans with State Guarantee (Law 20,027) during the month of January 2020, which generated a loss of MCh$458 million as of June 30, 2020, (loss of MCh$1,294 million as of June 30, June 2019).

These effects are included in "Net income (expense) from financial operations" in the Interim Consolidated Statement of Income for the three and six-month periods ended on June 30, 2020 and 2019 (see Note 27).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	60

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 11 - Investment Instruments

a)	Investment instruments

As of June 30, 2020 and December 31, 2019 detail of instruments available for sale and held to maturity is as follows:

	As of June 30, 2020			As of December 31, 2019
	Available	Held		Available	Held
	for sale	to maturity	Totals	for sale	to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	2,028,328	—	2,028,328	477,900	—	477,900
Chilean Treasury bonds	1,701,954	—	1,701,954	1,609,397	—	1,609,397
Other government securities	126,048	—	126,048	86,981	—	86,981
Other local institutions financial instruments
Time deposits in local banks	13,641	—	13,641	412,962	—	412,962
Mortgage finance bonds	35	—	35	41	—	41
Chilean financial institutions bonds	147,595	—	147,595	118,583	—	118,583
Other local financial investments	4,799	—	4,799	4,990	—	4,990
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	151,973	—	151,973	165,927	—	165,927
Other foreign financial instruments	522,723	170,013	692,736	716,423	115,682	832,105
Investments not quoted in active markets
Corporate bonds	—	—	—	—	—	—
Other financial instruments	—	—	—	—	—	—
Totals	4,697,096	170,013	4,867,109	3,593,204	115,682	3,708,886

As of June 30, 2020, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$1,985,636 (MCh$266,779 as of December 31, 2019) (see Note 5).

The portfolio of instruments available for sale includes an unrealized profit of MCh$48,108 as of June 30, 2020 (MCh$44,123 as of December 31, 2019), recognized in “Valuation accounts” in Equity, distributed between MCh$36,038 as of June 30, 2020 (MCh$35,170 as of December 31, 2019) attributable to equity holders of the Bank and MCh$12,070 as of June 30, 2020 (MCh$8,953 as of December 31, 2019) attributable to non-controlling interest.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	61

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 11 - Investment Instruments, continued

b)	Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of June 30, 2020 and December 31, 2019 are detail as follows:

	As of June 30, 2020
	Amortized	Unrealized		Fair
	cost	Gain	Losses	Value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	2,028,314	325	(311)	2,028,328
Chilean Treasury bonds	1,685,701	17,394	(1,141)	1,701,954
Other government securities	122,314	3,734	—	126,048
Other local institutions financial instruments
Time deposits in local banks	13,236	405	—	13,641
Mortgage finance bonds	35	—	—	35
Chilean financial institutions bonds	146,054	1,553	(12)	147,595
Other local financial investments	3,189	1,610	—	4,799
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	133,099	19,279	(405)	151,973
Other foreign financial instruments	517,046	6,298	(621)	522,723
Investments not quoted in active markets
Corporate bonds	—	—	—	—
Other financial instruments	—	—	—	—
Totals	4,648,988	50,598	(2,490)	4,697,096

	As of December 31, 2019
	Amortized	Unrealized		Fair
	cost	Gain	Losses	Value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	477,127	2,023	(1,250)	477,900
Chilean Treasury bonds	1,593,550	19,865	(4,018)	1,609,397
Other government securities	86,454	626	(99)	86,981
Other local institutions financial instruments
Time deposits in local banks	412,936	85	(59)	412,962
Mortgage finance bonds	40	1	—	41
Chilean financial institutions bonds	117,641	1,008	(66)	118,583
Other local financial investments	3,189	1,801	—	4,990
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	160,481	5,520	(74)	165,927
Other foreign financial instruments	697,663	18,965	(205)	716,423
Investments not quoted in active markets
Corporate bonds	—	—	—	—
Other financial instruments	—	—	—	—
Totals	3,549,081	49,894	(5,771)	3,593,204

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	62

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 12 - Investments in Companies

As of June 30, 2020 and December 31, 2019 detail of the investments in companies is presented below:

a)	Investments recognized using the equity method (associates):

	As of June 30, 2020			As of December 31, 2019
		Investment			Investment
Company	Participation	value	Income	Participation	value	Income
	%	MCh$	MCh$	%	MCh$	MCh$
Nexus S.A. (*)	14.8148%	2,776	157	12.9000%	2,281	924
Transbank S.A.	8.7188%	7,537	213	8.7188%	7,324	3,708
Totals		10,313	370		9,605	4,632

(*)On January 22, 2020, Itaú Corpbanca acquired 79,577 shares of Nexus S.A., corresponding to a 1.9148% participation over the total equity. With this transaction, the Bank's total participation increased to 14.8148%.

b)	Shares or rights in other companies

	As of June 30,		As of December 31,
Company	2020		2019
	%	MCh$	%	MCh$
Combanc S.A.	8.1848	305	8.1848	305
Redbanc S.A.	2.5043	110	2.5043	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4021	132	9.4021	132
Imerc OTC S.A.	8.6624	1,012	8.6624	1,012
A.C.H. Colombia (*)	4.2100	202	4.2100	211
Redeban Multicolor S.A. (*)	1.6000	248	1.6000	259
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	90	6.2056	94
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300	167	2.4300	174
Bolsa de Valores de Colombia (*)	0.6700	660	0.6700	691
Credibanco (*)	6.3662	2,221	6.3662	2,326
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	18	5.2630	19
Totals		5,165		5,333

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

c)	During the six-month period ended June 30, 2020 and 2019, the Bank received dividends, according to the following detail:

	2020	2019
	MCh$	MCh$
Dividends received	1,185	1,116
Totals	1,185	1,116

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	63

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 12 - Investments in Companies, continued

d)	Movement on investments in companies for the six-month period ended June 30, 2020 and for the year ended on December 31, 2019, is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	14,938	10,555
Acquisition of investments (*)	338	—
Sale of investments (**)	—	(951)
Initial application of the equity method and participation on income	370	4,933
Exchange differences	(168)	401
Totals	15,478	14,938

(*) See letter a) for increased participation in Nexus S.A.

(**) In February 2019, 100% of the shares held on Servibanca – Tecnibanca were sold, these shares represented 4.53% of the total equity of the company, the seeling price was MCh$1,818, generating a profit of MCh$1,028 recorded in income from investments in companies.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	64

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 13 - Intangible Assets

a)	Composition of intangibles assets as of June 30,2020 and December 31, 2019 is as follows:

		Remaining	Net assets as			Net assets as
	Useful life	amortization	of January 1,		Accumulated	of June 30,
Items	years	years	2020	Gross balances	amortization	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	179,743	331,030	(148,738)	182,292
IT projects and licenses	7	6	5,192	35,096	(29,251)	5,845
Assets generated in business combination:			1,431,614	681,556	(92,206)	589,350
Goodwill	—	—	1,194,331	492,512	—	492,512
Trademarks	10	6	31,898	51,037	(21,691)	29,346
Customer relationship	10	6	63,317	26,371	(11,208)	15,163
Core deposits	8	4	142,068	111,636	(59,307)	52,329
Other projects	10	4	1,196	4,055	(3,083)	972
Totals			1,617,745	1,051,737	(273,278)	778,459

		Remaining	Net assets as			Net assets as
	Useful life	amortization	of January 1,		Accumulated	of December 31,
Items	years	years	2019	Gross balances	amortization	2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	4	151,840	314,200	(134,457)	179,743
IT projects and licenses	7	6	12,614	33,352	(28,160)	5,192
Assets generated in business combination:			1,448,859	1,588,079	(156,465)	1,431,614
Goodwill	—	—	1,178,235	1,194,331	—	1,194,331
Trademarks	10	7	37,002	51,459	(19,561)	31,898
Customer relationship	12	9	69,259	98,268	(34,951)	63,317
Core deposits	9	6	164,363	244,021	(101,953)	142,068
Other projects	10	4	494	4,055	(2,859)	1,196
Totals			1,613,807	1,939,686	(321,941)	1,617,745

b)	Movements on gross balances for intangible assets as of June 30, 2020 and December 31, 2019 are as follows:

	Computer		Assets generated
	equipment system	IT projects	in business		Other
	or software	and licenses	combination	Goodwill	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	314,200	33,352	393,748	1,194,331	4,055	1,939,686
Acquisitions	25,005	1,709	—	—	—	26,714
Withdrawals	(8)	—	—	—	—	(8)
Impairment (1) (2)	—	—	(195,596)	(694,936)	—	(890,532)
Exchange differences	(8,160)	35	(9,108)	(6,883)	—	(24,116)
Others	(7)	—	—	—	—	(7)
Balances as of June 30, 2020	331,030	35,096	189,044	492,512	4,055	1,051,737

(1) Impairment loss on intangible assets generated in business combinations had a net impact of Ch$113,911 million, which is broken downt between an effect on the gross balance of MCh$195,596 million and an effect on the accumulated amortization of Ch$81,685 million.

(2) The impairment on Goodwill is allocated between the Chile CGU in Ch$448,273 million and the Colombia CGU in Ch$246,663 million.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	65

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 13 - Intangible Assets, continued

	Computer		Assets generated
	equipment system	IT projects	in business		Other
	or software	and licenses	combination	Goodwill	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,178,235	3,645	1,870,867
Acquisitions	53,140	80	—	—	—	53,220
Exchange difference	5,308	20	12,876	16,096	—	34,300
Others	(7,427)	(9,349)	(2,335)	—	410	(18,701)
Balances as of December 31, 2019	314,200	33,352	393,748	1,194,331	4,055	1,939,686

c)Movements on accumulated amortization of intangible assets as of June 30, 2020 and as of December 31, 2019 are as follows:

	Computer		Assets generated
	equipment system	IT projects	in business	Other
	or software	and licenses	combination	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)
Amortization for the period	(16,354)	(1,065)	(20,889)	(224)	(38,532)
Impairment	—	—	81,685	—	81,685
Exchange differences	2,066	(26)	3,463	—	5,503
Others	7	—	—	—	7
Balances as of June 30, 2020	(148,738)	(29,251)	(92,206)	(3,083)	(273,278)

	Computer		Assets generated
	equipment system	IT projects	in business	Other
	or software	and licenses	combination	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the year	(30,363)	(2,809)	(40,816)	(152)	(74,140)
Withdrawals	3	—	—	—	3
Exchange differences	(2,995)	(14)	(4,648)	—	(7,657)
Others	10,237	4,650	1,582	444	16,913
Balances as of December 31, 2019	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)

d)Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As indicated in Note 3 “Significant events”, as of June 30, 2020, it has been identified that the behavior of the global economy has been significantly affected by several factors, including the effects of Covid-19, generating an adverse impacts in the relevant markets where Itaú Corpbanca operates (Chile, Colombia, Peru and NY), concluding that as of, there is concrete evidence of impairment as a result of the deterioration of financial indicators such as the cost of credit, portfolio growth and capital costs . As such, an impairment test was performed for the intangible assets generated in the business combination and the Cash Generating Units where Goodwill has been allocated, recognizing an impairment loss of Ch$113,911 millions and Ch$694,936 millions, respectively. See additional information in Note 32.

e)Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of June 30, 2020 and December 31, 2019. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	66

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 14 - Fixed Assets

a)Fixed assets as of June 30, 2020 and December 31, 2019 are broken down as follows:

		Remaining	Net assets as			Net assets as of
	Useful life	amortization	of January 1,	Gross	Accumulated	June 30,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	27	17	13,104	17,232	(4,560)	12,672
Equipment	5	4	27,551	82,253	(56,157)	26,096
Others	15	10	17,307	46,504	(30,676)	15,828
Furniture			8,879	26,207	(18,107)	8,100
Others			8,428	20,297	(12,569)	7,728
Totals			57,962	145,989	(91,393)	54,596

		Remaining	Net assets as			Net assets as of
	Useful life	amortization	of January 1,	Gross	Accumulated	December 31,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	27	17	43,065	17,521	(4,417)	13,104
Equipment	6	4	32,607	81,423	(53,872)	27,551
Others	15	11	19,892	47,748	(30,441)	17,307
Furniture			9,373	27,088	(18,209)	8,879
Others			10,519	20,660	(12,232)	8,428
Totals			95,564	146,692	(88,730)	57,962

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank's fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b) Movements on gross balances of fixed assets as of June 30, 2020 are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	17,521	81,423	47,748	146,692
Acquisitions	137	3,492	592	4,221
Sales and/or retirements for the period	—	(1,101)	(1,314)	(2,415)
Exchange differences	(426)	(1,561)	(522)	(2,509)
Balances as of June 30, 2020	17,232	82,253	46,504	145,989

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	67

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 14 - Fixed Assets, continued

Movements on gross balances of fixed assets as of December 31, 2019 are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	1,505	8,503	2,488	12,496
Sales and/or retirements for the year	(1,224)	(4,493)	(4,014)	(9,731)
Reclassification to IFRS 16 (*)	(61,733)	—	—	(61,733)
Reclassification to asset held for sale (**)	9,863	—	—	9,863
Exchange differences	270	2,514	969	3,753
Others	2,997	(5,484)	(1,943)	(4,430)
Balances as of December 31, 2019	17,521	81,423	47,748	146,692

(*)

Corresponds to improvements in leased properties which have been reclassified to assets for the right of use assets as a result of Circular No. 3,465 issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 “Leases”. See Note 15 “Assets for right of use and lease contracts liabilities”

(**)	Corresponds to properties reincorporated to buildings and land that were previously classified as held for sale by Itaú Corpbanca Colombia S.A. See Note 17 a).
c)	Movements on accumulated depreciation of fixed assets for six-month period ended June 30, 2020 and as of December 31, 2019 are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(4,417)	(53,872)	(30,441)	(88,730)
Depreciation of the period	(254)	(4,521)	(1,816)	(6,591)
Sales and/or retirements for the period	—	1,094	1,165	2,259
Exchange differences	111	1,142	416	1,669
Balances as of June 30, 2020	(4,560)	(56,157)	(30,676)	(91,393)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	68

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 14 - Fixed Assets, continued

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation of the period	(627)	(9,026)	(4,329)	(13,982)
Sales and/or disposals for the year	603	3,622	2,079	6,304
Reclassification to right of use asset under lease agreements (*)	24,813	—	—	24,813
Reclassification to asset held for sale (**)	(2,152)	—	—	(2,152)
Impairment	(2)	(11)	(476)	(489)
Exchange differences	(63)	(2,110)	(705)	(2,878)
Others	(4,211)	1,429	3,346	564
Balances as of December 31, 2019	(4,417)	(53,872)	(30,441)	(88,730)

(*)

Corresponds to improvements in leased properties which have been reclassified to assets for the right of use assets as a result of Circular No. 3,465 issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 “Leases”. See Note 15 “Assets for right of use and lease contracts liabilities”

(**)	Corresponds to properties reincorporated to buildings and land that were previously classified as held for sale by Itaú Corpbanca Colombia S.A. See Note 17 a).

The Bank and its subsidiaries have no restrictions on fixed assets as of June 30, 2020 and December 31, 2019. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owed by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	69

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities

a)	Right of use asset under lease agreements
i)	The Bank mainly has opening contracts for its branches and corporate building. The composition of the item as of June 30, 2020 and December 31, 2019, is as follows:

	Useful	Remaining	Net assets			Net assets as of
	life	amortization	as of January 1,	Gross	Accumulated	June 30,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	167,265	198,353	(40,715)	157,638
Leasehold improvements	10	7	37,118	73,741	(37,434)	36,307
Others assets	3	3	176	77	(44)	33
Totals			204,559	272,171	(78,193)	193,978

	Useful	Remaining	Net assets			Net assets as of
	life	amortization	as of January 1,	Gross	Accumulated	December 31,
	years	years	2019	balances	depreciation	2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	7	176,795	197,065	(29,800)	167,265
Leasehold improvements	10	7	36,920	71,769	(34,651)	37,118
Others assets	3	3	—	190	(14)	176
Totals			213,715	269,024	(64,465)	204,559

ii)	Movement on gross balances of right of use assets for the six-month period ended on June 30, 2020 and for the year ended on December 31, 2019, is as follows:

	Land and	Leasehold	Others
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	197,065	71,769	190	269,024
Additions of the period	2,838	2,398	—	5,236
Disposals of the period	(4,454)	—	—	(4,454)
Remeasurements of the liability due to modifications (*)	1,351	—	(105)	1,246
Remeasurements of the liability due to indexation adjustments	2,531	—	—	2,531
Exchange differences	(978)	(426)	(8)	(1,412)
Balances as of June 30, 2020	198,353	73,741	77	272,171

(*) Corresponds to remeasurements of the recognized liability due to contract modifications.

	Land and	Leasehold	Others
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	176,795	61,733	—	238,528
Additions of the year	25,624	7,944	190	33,758
Disposals of the year	(16,953)	(2,368)	—	(19,321)
Reclasification	—	4,223	—	4,223
Remeasurements of the liability due to indexation adjustments	9,488	—	—	9,488
Exchange differences	2,111	237	—	2,348
Balances as of December 31, 2019	197,065	71,769	190	269,024

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	70

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities, continued

iii)	Movement on accumulated depreciation of assets for the right to use leased assets for the six-month period ended June 30, 2020 and for the year ended December 31, 2019, is as follows:

	Land and	Leasehold	Others
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(29,800)	(34,651)	(14)	(64,465)
Depreciation of the period (*)	(15,371)	(3,045)	(30)	(18,446)
Disposals due to early termination	4,182	—	—	4,182
Exchange differences	274	262	—	536
Balances as of June 30, 2020	(40,715)	(37,434)	(44)	(78,193)

(*)	See note 32 "Depreciation, amortization and impairment".

	Land and	Leasehold	Others
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	—	(24,813)	—	(24,813)
Depreciation of the year (*)	(31,843)	(7,187)	(14)	(39,044)
Disposals due to early termination	2,590	2,281	—	4,871
Exchange differences	(547)	(16)	—	(563)
Reclasification	—	(4,677)	—	(4,677)
Impairment (*)	—	(239)	—	(239)
Balances as of December 31, 2019	(29,800)	(34,651)	(14)	(64,465)

b)	Lease contracts liabilities
(i)The obligations for lease contracts as of June 30, 2020 and December 31, 2019, are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Lease contracts liabilities	163,136	172,924
Totals	163,136	172,924

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	71

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities, continued

The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract.

(ii)	The movement of the obligations for lease contract liabilities for the six-month period ended on June 30, 2020 and for the year ended December 31, 2019, is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Opening Balances as of January 1	172,924	176,795
Additions due to new contracts (1)	2,838	25,624
Disposals due to early termination	(477)	(10,808)
Interest expenses	2,605	5,034
Remeasurements of the liability due to modifications (*)	1,246	—
Remeasurements of the liability due to indexation adjustments	2,531	9,488
Exchange rate adjustment	22	—
Exchange differences	(1,101)	2,868
Capital and interest payments	(17,452)	(36,077)
Balances at the end of the period / year,	163,136	172,924

(1) Includes contract renewals

(2) Includes remeasurements of the recognized liability due to contract modifications.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	72

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities, continued

i)The future maturities of the lease liabilities as of June 30, 2020 and December 31, 2019, are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	31,264	32,628
After 1 year but within 2 years	28,093	28,462
After 2 years but within 3 years	24,821	25,084
After 3 years but within 4 years	21,368	22,098
After 4 years but within 5 years	19,158	19,042
After 5 years	38,432	45,610
Total	163,136	172,924

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	73

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and its subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of June 30, 2020 was MCh$36,163 (MCh$85,503 as of December 31, 2019), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of June 30, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	3,193	1,183	46,316	50,692	30,773	—	54,743	85,516
Current tax liabilities	(14,356)	—	(173)	(14,529)	(13)	—	—	(13)
Totals net	(11,163)	1,183	46,143	36,163	30,760	—	54,743	85,503

(*)Corresponds to the New York branch.

a.2) Details of current tax items by geographical area

	As of June 30, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27%	(74,199)	—	(1,688)	(75,887)	(68,075)	—	(9,062)	(77,137)

Deductions:
Monthly provisional payments	27,958	—	13,265	41,223	61,621	—	27,218	88,839
Tax credit for training costs	—	—	—	—	850	—	—	850
Tax credit for donations	1,648	—	—	1,648	802	—	—	802
Other taxes to be recovered (**)	33,430	1,183	34,566	69,179	35,562	—	36,587	72,149
Totals	(11,163)	1,183	46,143	36,163	30,760	—	54,743	85,503

(*)Corresponds to the New York branch

(**)

Other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed losses with reimbursement right, among others.

b)	Effect on income

The tax expense for the six-month periods ended June 30, 2020 and 2019 is comprised of the following items:

	For the six-month periods ended
	June 30,
	2020	2019
	MCh$	MCh$
Income tax expense
Income tax for the period	(75,887)	(13,072)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the period	62,103	16
Subtotals	(13,784)	(13,056)
Others	1,696	302
Net (debit) credit to income taxes	(12,088)	(12,754)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	74

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

c)	Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of June 30, 2020 and as of December 31, 2019.

	2020	2019
Nominal tax rates by geographic area	Rate	Rate
Chile	27.0%	27.0%
Colombia	36.0%	37.0%
United States	25.3%	25.3%

The main tax effects, according to the nominal tax rates of the countries that are reported consolidated, are the following:

	For the six-month periods ended June 30,
	2020		2019
	Tax	Tax	Tax	Tax
	rate	amount	rate	amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	(194,349)	27.00	26,863
Effect subsidiary rates Colombia (**)	1.31	(9,441)	2.80	2,785
US and Panama income tax	(0.13)	949	2.16	2,147
Monetary correction over tax-based equity (***)	1.79	(12,883)	(12.13)	(12,071)
Exchange rate changes investment in Colombia (****)	(4.87)	35,075	(6.18)	(6,149)
Rate change effect Colombia	(0.86)	6,175	(1.66)	(1,647)
Effect rates New York branch (**)	0.00	10	(0.14)	(138)
Effect due to Goodwill impairment	(26.09)	187,825	—	—
Other adjustments (*)	0.18	(1,273)	0.97	964
Effective tax rate and expense (profit)	(1.67)	12,088	12.82	12,754

(*)This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**)These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result.

(***)During the six-month period ended June 30, 2019, the inflation indexation adjustments over the Tax Equity was equal to 1.4%.

(****) For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes and not recognized for financial purposes. The value presented represents the expense (income) of income tax due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to economically protect it against the variation in the exchange rate. The effect of the instruments (which compensates the tax effect here presented) is recognized in the Net foreign exchange gain (loss) on the Interim Consolidated Statement of Income for the period.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	75

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

d)	Tax effects on Other Comprehensive Income

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the six-month periods
	ended June 30,
	2020	2019
	MCh$	MCh$
Available for sale investments	(336)	(3,762)
Net investment in foreign operations hedge	(6,258)	(1,938)
Cash flows hedge	936	2,626
Totals in other comprehensive income	(5,658)	(3,074)

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the six-month periods
	ended June 30,
	2020	2019
	MCh$	MCh$
Income taxes related to defined benefits obligations	(492)	909
Totals in other comprehensive income	(492)	909

e)	Effect of deferred taxes

e.1) Totals deferred taxes

	As of June 30, 2020			As of December 31, 2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred taxes with effect on profit and loss
Allowances for loan losses	132,780	—	132,780	124,774	—	124,774
Miscellaneous provisions	64,555	—	64,555	67,396	—	67,396
Tax losses	49,895	—	49,895	55,598	—	55,598
Lease division and others	14,272	—	14,272	18,925	—	18,925
Net tax value of amortizable assets	3,949	—	3,949	16,051	—	16,051
Provisions for employee benefits	7,052	12	7,064	20,618	—	20,618
Interest and re-adjustments overdue portfolio	5,342	—	5,342	8,214	—	8,214
Mark to market of financial instruments	25,824	—	25,824	(15,846)	—	(15,846)
IFRS 16 Leases effects	1,453	—	1,453	1,403	—	1,403
Price difference not accrued	250	—	250	324	—	324
Itaú-Corpbanca business combination	(16,576)	—	(16,576)	(57,996)	—	(57,996)
Depreciation of plants and equipment	(39,637)	(299)	(39,936)	(47,423)	—	(47,423)
Others	4,123	27	4,150	(856)	(263)	(1,119)
Totals assets (liabilities) for deferred taxes	253,282	(260)	253,022	191,182	(263)	190,919

Deferred taxes with effect on other comprehensive income						—
Taxes for investments available for sale	(10,671)	—	(10,671)	(11,711)	—	(11,711)
Defined benefits tax	4,109	—	4,109	4,696	—	4,696
Subtotal deferred tax assets (liabilities) with effect on other comprehensive income	(6,562)	—	(6,562)	(7,015)	—	(7,015)
Total deferred tax assets (liabilities)	246,720	(260)	246,460	184,167	(263)	183,904

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	76

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area:

	As of June 30, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	185,258	19,957	41,505	246,720	158,174	18,522	7,471	184,167
Deferred tax liabilities	—	—	(260)	(260)	—	—	(263)	(263)
Totals by geographic area, net	185,258	19,957	41,245	246,460	158,174	18,522	7,208	183,904

(*) Corresponds to the subsidiary located in New York, branch.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of June 30, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	126,150	—	6,630	132,780	117,015	358	7,401	124,774
Miscellaneous provisions	51,851	519	5,683	58,053	68,147	851	(8,617)	60,381
Tax losses	1,531	17,000	31,364	49,895	1,912	15,750	37,936	55,598
Lease division and others	7,010	—	7,262	14,272	11,619	—	7,306	18,925
Net tax value of amortizable assets	3,949	—	—	3,949	16,051	—	—	16,051
Provision associated with staff	2,916	244	3,904	7,064	16,860	(91)	3,849	20,618
Interest and re-adjustments overdue portfolio	5,342	—	—	5,342	8,214	—	—	8,214
Mark to market of financial instruments	41,012	279	(15,467)	25,824	(13,484)	—	(2,362)	(15,846)
Lease division and others	913	47	493	1,453	905	—	498	1,403
Price difference not accrued	250	—	—	250	324	—	—	324
Itaú-Corpbanca business combination	(16,576)	—	—	(16,576)	(16,584)	—	(41,412)	(57,996)
Depreciation of plants and equipment	(41,917)	(102)	2,083	(39,936)	(50,746)	—	3,323	(47,423)
Others	2,827	1,970	(707)	4,090	(2,059)	1,654	(714)	(1,119)
Totals assets (liabilities), net	185,258	19,957	41,245	246,460	158,174	18,522	7,208	183,904

(*) Corresponds to the subsidiary located in New York, branch.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	77

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

f)	Summary of deferred taxes

The following is a summary of the deferred taxes with effect on equity and on income.

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
With effect on other comprehensive income	6,562	(7,015)
With effect in profit and loss	240,158	191,182
Total deferred tax assets	246,720	184,167

With effect on other comprehensive income	—	—
With effect in profit and loss	(260)	(263)
Total deferred tax liabilities	(260)	(263)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	78

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 17 - Other Assets

a)	As of June 30, 2020 and December 31, 2019 composition of Other assets is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Assets for leasing (1)	11,043	18,724
Assets received or awarded in lieu of payment (2)	8,977	5,673
Assets received in lieu of payment	43,372	45,533
Provisions for assets received in lieu of payment or awarded	(40,792)	(44,301)
Assets awarded at judicial auction	6,397	4,441
Other assets	857,795	759,050
Deposits in guarantee	19,985	12,756
Accounts and notes receivable (3)	55,364	49,141
Right of intermediation operations	25,348	158,687
Assets recovered from leasing for sale	3,333	1,787
Rentals paid in advance (4)	2,190	3,379
Fixed assets held for sale (6)	6,079	6,331
Prepaid expenses (5)	24,464	19,386
Collateral for financial transactions (threshold)	617,799	428,559
VAT credit	12,919	4,429
Insurance brokerage fees receivable	4,749	5,654
Other assets held for sale (7)	—	580
Other assets	85,565	68,361
Totals	877,815	783,447

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.05% as of June 30, 2020 (0.2% as of December 31, 2019) of the Bank's effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off. In response to the COVID-19 pandemic, the CMF issued a transitory provision and extends the term for the disposal of these assets. See Note 1, letter i) “New accounting pronouncements”. Provisions may also be required from the difference between the initial value of these assets in relation to its fair value.

(3)This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 33, letter b)

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

(7) As of December 31, 2019, correspondence to assets held for sale associated with Itaú Casa de Valores Panamá. See Note 3 Relevant facts.

b)	Movements on the provision for assets received in lieu of payment or awarded for the six-month periods ended June 30, 2020 and year ended on December 31, 2019 are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	(44,301)	(36,244)
Provisions released	2,946	13,163
Provisions established	(1,442)	(18,100)
Exchange differences	2,005	(3,120)
Balances at the end of the period,	(40,792)	(44,301)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	79

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 18 - Deposits and Other Demand Liabilities and Time Deposits

a)	As of June 30,2020 and December 31, 2019 deposits and other demand liabilities are as follows:

	As of June 30,	As of December 31
	2020	2019
	MCh$	MCh$
Checking accounts	3,499,494	2,882,535
Other deposits and demand accounts	1,883,670	1,698,439
Advance payments received from customers	38,957	45,902
Other demand liabilities	254,232	246,572
Totals	5,676,353	4,873,448

b)	As of June 30, 2020 and December 31, 2019 the composition of deposits and other time deposits is as follow:

	As of June 30,	As of December 31
	2020	2019
	MCh$	MCh$
Time deposits	12,537,619	11,599,943
Time savings accounts	21,032	20,016
Other time liabilities	228	228
Totals	12,558,879	11,620,187

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	80

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 19 - Interbank Borrowings

a)	As of June 30, 2020 and December 31, 2019 interbank borrowings are as follows:

	As of June 30,	As of December 31
	2020	2019
	MCh$	MCh$
Loans and other obligations
Chilean Central Bank (*)	2,004,267	—
Subtotal	2,004,267	—
Loan obtained from foreign financial institutions
Apple Bank for Saving	16,195	34,195
Bancaribe Curacao Bank N.V.	—	2,411
Banco Crédito del Perú	58,581	104,831
Banco de Bogotá	—	8,250
Banco Latinoamericano de Exportación (BLADEX)	71,108	63,991
Banco República	2,132	1,403
Bancoldex S.A. (Colombia)	64,436	46,390
Bank of America, N.A.	190,861	160,243
Bank of Montreal	104,080	104,331
Bank of New York	41,092	—
Bank of Nova Scotia	108,006	101,989
Barclays Bank Plc	16,437	—
Bayern Landesbank	—	2,411
BBVA Asset Management Continental S.A. (Perú)	93,864	86,709
BNP Paribas	65,746	98,817
China Construction Bank	—	5,556
Citibank N.A.	213,230	206,549
Cobank C.B.	26,022	30,882
Commerzbank A.G.	86,162	71,646
Corporación Andina de Fomento	61,803	75,149
Credicorp Capital SASAF	193,097	200,374
Deutsche Bank AG	24,291	—
Export Development Canada	—	12,078
Findeter S.A. Financiera del Desarrollo Territorial	48,322	44,552
HSBC USA	—	74,877
IFC Corporación Financiera Internacional	175,114	118,065
Ing Bank NV	—	14,870
Interfondos S.A. Sociedad Administradora de Fondos	49,109	55,596
KBC Bank NV	24,316	21,896
La Caixa	24,566	13,961
Mizuho Corporate Bank	—	2,411
Scotia Fondos Sociedad Administradora de Fondos S.A.	34,133	34,951
Shanghai Commercial & Savings Bank	—	279,202
Standard Chartered Bank	82,183	229,063
Sumitomo Mitsui Banking Corporation	206,885	44,826
The Export-Import Bank of Korea	—	146,549
Unicredit Bank	16,127	—
W Capital Safi S.A	32,895	—
Wells Fargo Bank, N.A.	234,286	82,480
Otros bancos	64,851	65,252
Subtotal	2,429,930	2,646,756
Totals	4,434,197	2,646,756

(*) Corresponds to credits obtained through the use of the Conditional Credit Facility to Increase Loans (CCFI) and the Liquidity Credit Line (LCL), granted by the Chilean Central Bank in response to tensions generated by the spread of the Covid-19 virus. The credits obtained through CCFI are guaranteed by high credit quality loans and / or bonds issued by Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from the 30th of March 2020, until March 30, 2024. The LCL differs from CCFI as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirement. Both the CCFI and the LCL accrue at the Monetary Policy Rate (MPR) in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	81

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 19 - Interbank Borrowings, continued

a)	Interbank borrowings by maturity are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	1,691,683	1,997,751
After 1 year but within 2 years	916,926	442,784
After 2 years but within 3 years	102,083	83,908
After 3 years but within 4 years	1,679,759	80,073
After 4 years but within 5 years	15,260	7,521
After 5 years	28,486	34,719
Totals	4,434,197	2,646,756

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	82

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities

As of June 30, 2020 and December 31, 2019 composition of debt instruments issued and other financial liabilities is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	35,542	40,933
Senior bonds	5,555,942	5,289,084
Subordinated bonds	1,095,288	1,078,339
Subtotals	6,686,772	6,408,356
Other financial liabilities
Liabilities with the public sector	10	10
Borrowings from local financial institutions	9,204	12,956
Foreign borrowings	—	—
Subtotals	9,214	12,966
Totals	6,695,986	6,421,322

Debts classified as short term are those that constitute demand obligations or will expire within a year.

All other debts are classified as long-term. Detail is as follows:

	As of June 30, 2020
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	8,288	27,254	35,542
Senior bonds	650,142	4,905,800	5,555,942
Subordinated bonds	—	1,095,288	1,095,288
Debt instruments issued	658,430	6,028,342	6,686,772
Other financial liabilities	9,214	—	9,214

	As of December 31, 2019
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	7,887	33,046	40,933
Senior bonds	643,621	4,645,463	5,289,084
Subordinated bonds	—	1,078,339	1,078,339
Debt instruments issued	651,508	5,756,848	6,408,356
Other financial liabilities	12,966	—	12,966

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	83

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of June 30, 2020 and December 31, 2019.

a)Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	8,288	7,887
After 1 year but within 2 years	5,934	6,508
After 2 years but within 3 years	5,490	6,072
After 3 years but within 4 years	3,962	5,524
After 4 years but within 5 years	4,435	5,121
After 5 years	7,433	9,821
Totals	35,542	40,933

b)Senior bonds

Details for senior bonds, by currency, are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Bonds in UF	4,509,845	4,273,637
Bonds in CLP	480,093	481,083
Bonds in COP	566,004	534,364
Totals	5,555,942	5,289,084

Detail of maturities for senior bonds is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	650,142	643,621
After 1 year but within 2 years	463,757	323,921
After 2 years but within 3 years	425,671	608,342
After 3 years but within 4 years	411,898	282,882
After 4 years but within 5 years	411,498	478,634
After 5 years	3,192,976	2,951,684
Totals	5,555,942	5,289,084

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	84

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the six-month period ended on June 30, 2020:

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01-14-2020	10-09-2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01-15-2020	10-09-2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01-16-2020	10-09-2025
BITACS0418	UF	3,000,000	6 years and 6 months	2% annual	04-08-2020	10-09-2026
BITACR0418	UF	3,000,000	5 years and 6 months	2% annual	04-08-2020	10-09-2025
Totals		8,000,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
SERIE A 60	COP	148,100,000,000	5 years	6,00% annual	02-27-2020	02-27-2025
SERIE U 120	COP	351,837,710,484	10 years	2,71% annual	02-27-2020	02-27-2030
Totals		499,937,710,484

Senior bonds issued during the year ended December 31, 2019:

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BCORAM0710	UF	2,000,000	5 years y 5 months	3% annual	02-11-2019	07-01-2024
BCORAM0710	UF	3,000,000	5 years y 5 months	3% annual	02-15-2019	07-01-2024
BITACU0418	UF	2,000,000	9 years y 7 months	2% annual	02-25-2019	10-09-2028
BITACU0418	UF	2,000,000	9 years y 7 months	2% annual	01-26-2019	10-09-2028
BITACV0418	UF	2,000,000	10 years y 7 months	2% annual	03-07-2019	10-09-2029
BITACV0418	UF	2,000,000	10 years y 7 months	2% annual	03-14-2019	10-09-2029
BITACW0418	UF	2,500,000	11 years y 5 months	2% annual	05-07-2019	10-09-2030
BITACS0418	UF	2,000,000	7 years y 3 months	2% annual	07-03-2019	10-09-2026
Totals		17,500,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BCORBX0914	CLP	40,000,000	2 years y 2 months	5% annual	07-04-2019	09-01-2021
BCORBX0914	CLP	1,000,000	2 years y 2 months	5% annual	07-05-2019	09-01-2021
BCORBX0914	CLP	14,500,000	2 years y 2 months	5% annual	07-10-2019	09-01-2021
BCORBX0914	CLP	1,500,000	2 years y 2 months	5% annual	07-15-2019	09-01-2021
Totals		57,000,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
SUBSERIE A36	COP	163,035,000,000	3 years	6,13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2,86% annual	05/21/2019	05/21/2024
SERIE A SUBSERIE A60	COP	170,820,000,000	5 years	6,05% annual	10/16/2019	10/16/2024
SERIE C SUBSERIE C84	COP	50,000,000,000	7 years	2,28% annual	10/16/2019	10/16/2026
SERIE C SUBSERIE C120	COP	129,180,000,000	10 years	2,76% annual	10/16/2019	10/16/2029
Totals		700,000,000,000

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	85

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

c)Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Bonds in UF	95,489	95,545
Bonds in CLP	804,162	796,564
Bonds in COP	195,637	186,230
Totals	1,095,288	1,078,339

Detail of maturities for subordinated bonds is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	35,189	14,526
After 3 years but within 4 years	140,738	23,923
After 4 years but within 5 years	—	128,717
After 5 years	919,361	911,173
Totals	1,095,288	1,078,339

As of June 30, 2020 and for the year ended on December 31, 2019 no issuance of subordinated bonds took place.

d)	Other financial obligations

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	—
Short-term financial liabilities
Amounts due to credit card transactions	9,204	12,956
Others	10	10
Totals other financial liabilities	9,214	12,966

As of June 30, 2020 and December 31, 2019, the Bank has not incurred in any default in payments of principal, interest or others in regard to debt instruments issued.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	86

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 21 - Provisions

Provisions disclosed in liabilities as of June 30, 2020 and December 31, 2019 present the following detail:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Provisions for personnel salaries and expenses	89,256	102,877
Provisions for mandatory dividends	—	38,120
Provisions for contingent loans risk (1)	43,832	44,947
Provisions for contingencies (2)	21,601	2,559
Provisions for country risk	5,990	5,604
Totals	160,679	194,107

(1)	See Note 23, letter c
(2)	Includes additional provisions for consumer loans for MCh$16,000 and for mortgage loans for MCh$3,500

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	87

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 22 - Other Liabilities

As of June 30, 2020 and December 31, 2019 composition of this item is as follows:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Accounts and notes payable (1)	380,313	382,271
Collateral for financial transactions (threshold)	238,061	116,654
Accounts payable through intermediaries	19,576	140,799
VAT and other monthly taxes	14,490	20,575
Deferred fees	7,419	8,321
Unearned income (2)	19,550	5,644
Dividends payable	254	267
Other liabilities	33,965	34,383
Totals	713,628	708,914

(1)	Groups obligations that do not correspond to the business operations, such as purchases of materials, obligations for leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment.
(2)	Comprises of fees earned by the financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable regulations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	88

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

a)	Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$282 and MCh$280 as of June 30, 2020 and December 31, 2019, respectively have been established in the Interim Consolidated Financial Statements.

Other lawsuits in Chile against the Bank without provision

There are other legal actions filed against the Bank in relation to the operations of the business. The Bank's maximum exposure for these lawsuits amounts to approximately MCh$22,272 as of June 30, 2020 and MCh$22,207 as of December 31, 2019. However, Management’s opinion based on reports from the Legal Division as of June 30, 2020, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements, so there are no provisions established for them.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$39,629 as of June 30, 2020 (MCh$38,503 as of December, 2019). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$63 as of June 30, 2020 (MCh$141 as of December 31, 2019).

b)	Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup helds (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	89

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp.

Additionally, in the case of the banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías Limitada and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros de Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	90

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

c)	Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Provisions (*)
	As of June 30	As of December 31	As of June 30	As of December 31
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	562,157	548,521	6,740	4,316
Confirmed foreign letters of credit	1,315	509	—	—
Documentary letters of credit issued	69,858	97,553	286	318
Letters of credit issued	1,489,094	1,501,957	11,429	9,792
Available on demand credit lines	2,756,216	2,623,744	13,168	12,601
Other credit commitments	786,922	1,167,802	12,209	17,920
Totals	5,665,562	5,940,086	43,832	44,947

(*)	See Note 21
d)	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of June 30	As of December 31
	2020	2019
	MCh$	MCh$
Third party operations
Collections	19,308	17,985
Transferred financial assets managed by the Bank	1,187,344	1,200,155
Third party funds under management	2,369,021	2,541,495
Subtotals	3,575,673	3,759,635
Custody of securities
Securities held in custody	4,559,741	5,229,078
Securities held in custody deposited in other entities	—	—
Securities issued by the Bank held in custody	133,077	131,648
Subtotals	4,692,818	5,360,726
Commitments
Others	—	—
Subtotals	—	—
Totals	8,268,491	9,120,361

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	91

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

e)	Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2020	04-14-2021	60.000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	04-22-2020	04-22-2021	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	04-22-2020	04-22-2022	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2020	04-22-2021	10,000	Comisión para el Mercado Financiero

In addition, the company has contracted an insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	06-15-2020	05-31-2021	5.000 and 10.000	Bolsa Electrónica de Chile

The Company pledge the shares that holds of the Santiago Stock Exchange in favor the insurance company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$5,723 as of June 30, 2020 (MCh$18,479 as of December 31, 2019).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, the company granted a bank guarantee certificate from Itaú Corpbanca for an amount of UF 10,000 expiring on June 22, 2021, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager.

There are guarantees constituted of US$100,000 equivalent to MCh$82 and ThUS$30 equivalent to MCh$25, to guarantee operations with foreign traders, Pershing and Corp FX respectively, the latter is a Chilean broker mainly dedicated to the purchase and sale, either by itself or by third-party account, of financial assets,

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	92

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

and in general, the performance of all types of purchase and sales operations, arbitrations and/or financial assets, expressly including, derivate contracts, either swaps, forwards, options and /or arbitration, all of them with respect to any underlying assets, in addition to receiving the guarantees granted with respect to the contracts and operations mentioned above, and accepting all kinds of mandates with respects to them, whatever the good over which these guarantees fall.

As of June 30, 2020, this subsidiary is under guarantee with Bolsa de Comercio de Santiago, Bolsa de Valores in cash and financial assets ceded to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$9,235 (MCh$9,067 as of December 31, 2019).

Itaú Administradora General de Fondos S.A.

On April 9, 2020, Itaú Administradora General de Fondos S.A. contracted a new guarantee certificate for UF 10,000 in favor of Fundación DUOC Pontificia Universidad Católica de Chile, to guarantee faithful compliance with articles 12, 13 and 14 of Law No. 20,712 on Administration of Third Party Funds and Individual Portfolios, its maturity is January 10, 2021. Itaú Corpbanca is representative of its beneficiaries.

Below are the documented guarantees that Itaú Corpbanca Administradora General de Fondos S.A. keeps current to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payments of labor and social obligations with the contractor's workers:

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	—	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-31-2021	500	—	Corporación de Fomento de la Producción CORFO
Itaú Corpbanca	06-27-2019	07-01-2020	—	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	93

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 24 - Equity

a.	Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of June 30, 2020 and December 31, 2019 the paid capital of the Banks is represented by ordinary shares subscribed and paid, with no par value as presented below:

	Common shares
	As of June 30,	As of December 31,
	2020	2019
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Totals	512,406,760,091	512,406,760,091

●	Subscribed and paid shares

As of June 30, 2020 and December 31, 2019 the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

●	Purchase and sale of own shares

During the six-month period ended June 30, 2020 and the year ended on December 31, 2019 there were no transactions to buy and sell own shares.

List of major shareholders

The shareholders list as of June 30, 2020 and December 31, 2019 is as follows:

	Shares
Company name or shareholder name	As of June 30, 2020		As of December 31, 2019
	N° shares	Ownership %	N° shares	Ownership %
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%

Familia Saieh	146,394,540,608	28.57%	146,394,540,608	28.57%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	10,266,690,535	2.00%	10,266,690,535	2.00%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Stock brokers	77,979,299,966	15.22%	63,397,824,244	12.37%
ADR holders and foreign investors	35,026,235,981	6.84%	50,376,882,652	9.83%
Local institutional investors	28,311,729,742	5.52%	27,989,426,434	5.46%
Other minority shareholders	12,269,000,610	2.39%	11,822,132,969	2.31%

Totals	512,406,760,091	100%	512,406,760,091	100%
(1)	Includes 1,005,897,850 shares of Saga under custody of a third party.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	94

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 24 - Equity, continued

b.	Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020 the shareholders agreed to distribute profits for MCh$127,065 representing 100% of the profits for 2019.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019 the shareholders agreed to distribute profits for MCh$51,614, representing 30% of the 2018 profits.

	Income
	attributable to	Allocated to				Dividend per
	equity holders of	reserves and	Allocated to	Percentage	Number of	share
Exercise	the Bank	retained earnings	dividends	distributed	shares	(in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2019 (Shareholders Meeting June 2020)	127,065	—	127,065	100%	512,406,760,091	0.24798
Year 2018 (Shareholders Meeting June 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073

As of June 30, 2020 and December 31, 2019 basic earnings and diluted earnings are as follows:

	As of June 30, 2020		As of December 31, 2019
Basic earnings and diluted earnings	N° shares	Amount	N° shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the period/year	—	(722,416)	—	127,065
Weighted average number of outstanding shares	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)	—	(1.410)	—	0.248
Diluted earnings per share		—
Net income for the period/year	—	(722,416)	—	127,065
Weighted average number of outstanding shares	512,407	—	512,407	—
Dilutive effects		—
Assumed convertible debt conversion	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	(1.410)	—	0.248

As of June 30, 2020 and for the year ended on December 31, 2019, there were no dilutive effects.

c.	Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or any impairment.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	95

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 24 - Equity, continued

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

The following are the equity effects and income taxes as of June 30, 2020 and December 31, 2019:

		Net investments		Exchange differences
	Available for	in foreign	Cash	on investment	Defined
As of June 30, 2020	sale	operations	flows	in Colombia	benefits
	investments	hedges	hedges	and New York branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2020	35,170	(822)	(17,383)	35,283	(6,484)	45,764
Effects for the period	868	(12,484)	23,179	(8,854)	(229)	2,480
Balances as of June 30, 2020	36,038	(13,306)	5,796	26,429	(6,713)	48,244

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2020	(11,584)	(465)	6,627	—	1,798	(3,624)
Effects for the period	(1,982)	1,799	(6,258)	—	22	(6,419)
Balances as of June 30, 2020	(13,566)	1,334	369	—	1,820	(10,043)

Net balances as of June 30, 2020	22,472	(11,972)	6,165	26,429	(4,893)	38,201

		Net investments		Exchange differences
	Available for	in foreign	Cash	on investment	Defined
As of December 31, 2019	sale	operations	flows	in Colombia	benefits
	investments	hedges	hedges	and New York branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2019	16,337	5,559	29,403	(19,119)	(3,236)	28,944
Effects for the period	18,833	(6,381)	(46,786)	54,402	(3,248)	16,820
Balances as of December 31, 2019	35,170	(822)	(17,383)	35,283	(6,484)	45,764

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2019	(6,375)	(280)	(7,746)	—	689	(13,712)
Effects for the period	(5,209)	(185)	14,373	—	1,109	10,088
Balances as of December 31, 2019	(11,584)	(465)	6,627	—	1,798	(3,624)

Net balances as of December 31, 2019	23,586	(1,287)	(10,756)	35,283	(4,686)	42,140

d.	Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$744,838 as of June 30, 2020 and December 31, 2019, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of June 30, 2020 and December 31, 2019.

e.	Retained earnings from prior years

Corresponds to profits for the years ended December 31, 2019 and 2018 not distributed to shareholders for a total of MCh$156,342 as of June 30, 2020 and December 31, 2019.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	96

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 24 - Equity, continued

f.	Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of June 30, 2020

					Exchange
	Non-			Available for	differences on	Cash	Defined		Total other	Total
	controlling		Net	sale	investment in	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiary	interest	Equity	income	investments	Colombia	hedges	obligations	taxes	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	391	(67)	—	—	—	—	—	—	(67)
Itaú Corpbanca Colombia S.A. y filiales	12.900%	80,647	(9,416)	(4,274)	(2,776)	1,183	1,836	269	(3,762)	(13,178)
Totals	—	81,038	(9,483)	(4,274)	(2,776)	1,183	1,836	269	(3,762)	(13,245)

As of December 31, 2019

					Exchange
	Non-			Available for	differences on	Cash	Defined		Total other	Total
	controlling		Net	sale	investment in	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiary	interest	Equity	income	investments	Colombia	hedges	obligations	taxes	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	478	125	—	—	—	—	—	—	125
Itaú Corpbanca Colombia S.A. y filiales (*)	12.900%	93,805	5,274	675	17,922	(411)	(1,184)	332	17,334	22,608
Totals		94,283	5,399	675	17,922	(411)	(1,184)	332	17,334	22,733

(*)On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the shares of Itaú Corpbanca Colombia owned by Helm LLC and Kresge Stock Holding Company Inc. In relation to these transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of the share capital of Itaú Corpbanca Colombia, for a total price of approximately US $ 334 million. As a result of these acquisitions, Itaú Corpbanca became the owner of 87.10% of the shares of Itaú Corpbanca Colombia.

The following table shows the non-controlling interest movements for the six-month period ended June 30, 2020 and for the year ended on December 31, 2019:

	As of June 30,	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	94,283	223,081
Comprehensive income (loss) for the period/year	(13,245)	22,733
Effects of change of ownership	—	(151,531)
Balances for the period ended	81,038	94,283

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	97

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 24 - Equity, continued

Itaú Corpbanca's main subsidiary with non-controlling interest is as follows:

			As of June 30, 2020		As of December 31, 2019
Entity name				Non-		Non-
		Main	Ownership	controlling	Ownership	controlling
	Country	Business	percentage	interest	percentage	interest
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	Bank	87.10%	12.90%	87.10%	12.90%

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	As of June 30,	As of December 31,
Statements of Financial Position summary	2020	2019
	MCh$	MCh$

Current assets	5,719,090	5,385,982
Current liabilities	(3,369,263)	(3,112,252)
Net current assets (liabilities)	2,349,827	2,273,730

Non-current assets	864,300	1,175,106
Non-current liabilities	(2,587,936)	(2,729,714)
Net non-current assets (liabilities)	(1,723,636)	(1,554,608)

Total net assets (liabilities)	626,191	719,122

Accumulated non-controlling interest	80,649	93,806

	For the six-month periods ended
	June 30,
Statements of Income summary	2020	2019
	MCh$	MCh$
Interest income	232,125	256,019
Income (loss) for the period	(72,964)	17,342
Non-controlling interest income	(9,417)	5,836

	For the six-month periods ended
	June 30,
Statements of Cash Flows summary	2020	2019
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(165,240)	(471,263)
Net cash flows provided by (used in) investing activities	122,454	34,762
Net cash flows provided by (used in) financing activities	81,245	581,413
Net increase (decrease) in cash flows	38,459	144,912

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	98

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 24 – Equity, continued

g.	Consolidated comprehensive income for the period

	For the three-month periods ended June 30,
	2020			2019
	Equity	Non-		Equity	Non-
	holders of	controlling		holders of	controlling
Items	the Bank	interest	Totals	the Bank	interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period	(749,546)	(10,000)	(759,546)	52,605	3,468	56,073

Other comprehensive income (loss) before income taxes
Available for sale investments	19,994	1,915	21,909	11,976	1,362	13,338
Net investment in foreign operations hedges	(22,664)	—	(22,664)	6,980	(480)	6,500
Cash flow hedges	8,929	942	9,871	(3,088)	179	(2,909)
Exchange differences	21,756	2,022	23,778	(8,491)	(2,630)	(11,121)
Defined benefits obligations	768	113	881	(1,447)	(737)	(2,184)
Subtotals	28,783	4,992	33,775	5,930	(2,306)	3,624
Income taxes
Available for sale investments	(5,442)	(529)	(5,971)	(3,396)	(446)	(3,843)
Net investment in foreign operations hedges	6,120	—	6,120	(1,778)	139	(1,639)
Cash flow hedges	(3,016)	(344)	(3,360)	776	(33)	743
Defined benefits obligations	(252)	(38)	(290)	602	306	909
Subtotals	(2,590)	(911)	(3,501)	(3,796)	(34)	(3,830)
Other comprehensive income (loss) for the period	26,193	4,081	30,274	2,134	(2,340)	(206)
Comprehensive income (loss) for the period	(723,353)	(5,919)	(729,272)	54,739	1,128	55,867

	For the six-month periods ended June 30,
	2020			2019
	Equity	Non-		Equity	Non-
	holders of	controlling		holders of	controlling
Items	the Bank	interest	Totals	the Bank	interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the period	(722,416)	(9,483)	(731,899)	80,857	5,882	86,739

Other comprehensive income (loss) before income taxes
Available for sale investments	868	(4,274)	(3,406)	11,865	1,803	13,668
Net investment in foreign operations hedges	23,179	—	23,179	9,756	—	9,756
Cash flow hedges	(12,484)	1,183	(11,301)	(12,311)	179	(12,132)
Exchange differences	(8,854)	(2,776)	(11,630)	(9,988)	(2,682)	(12,670)
Defined benefits obligations	(229)	1,836	1,607	(1,449)	(737)	(2,186)
Subtotals	2,480	(4,031)	(1,551)	(2,127)	(1,437)	(3,564)
Income taxes
Available for sale investments	(1,982)	1,646	(336)	(3,253)	(509)	(3,762)
Net investment in foreign operations hedges	(6,258)	—	(6,258)	(1,938)	—	(1,938)
Cash flow hedges	1,799	(863)	936	2,659	(33)	2,626
Defined benefits obligations	22	(514)	(492)	602	307	909
Subtotals	(6,419)	269	(6,150)	(1,930)	(235)	(2,165)
Other comprehensive income (loss) for the period	(3,939)	(3,762)	(7,701)	(4,057)	(1,672)	(5,729)
Comprehensive income (loss) for the period	(726,355)	(13,245)	(739,600)	76,800	4,210	81,010

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	99

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, regardless if these are measured at fair value, as well as the effects from hedge accounting relationships, which are part of the interest income and expenses included in the Interim Consolidated Statement of Income for the period.

a.	The composition of interest income, including the effects related to hedge accounting, for the three and six-month periods ended June 30, 2020 and 2019, is as follows:

	For the three-month periods ended June 30,
	2020				2019
		Inflation				Inflation
		indexation	Prepayment			indexation	Prepayment
Interest income	Interest	adjustment	fees	Totals	Interest	adjustment	fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	930	—	—	930	1,289	—	—	1,289
Interbank loans	130	—	—	130	1,330	—	—	1,330
Commercial loans	194,068	15,411	907	210,386	205,856	50,354	625	256,835
Mortgage loans	45,490	15,067	316	60,873	48,802	46,784	207	95,793
Consumer loans	76,096	24	486	76,606	94,083	68	881	95,032
Financial investments	17,183	3,833	—	21,016	25,779	3,933	—	29,712
Other interest income	1,223	395	—	1,618	4,275	681	—	4,956
Gain (loss) from hedge accounting	6,912	(5,497)	—	1,415	3,360	(16,806)	—	(13,446)
Totals	342,032	29,233	1,709	372,974	384,774	85,014	1,713	471,501

	For the six-month periods ended June 30,
	2020				2019
		Inflation				Inflation
		indexation	Prepayment			indexation	Prepayment
Interest income	Interest	adjustment	fees	Totals	Interest	adjustment	fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	1,982	—	—	1,982	2,492	1	—	2,493
Interbank loans	1,102	—	—	1,102	2,883	—	—	2,883
Commercial loans	380,493	59,915	2,832	443,240	404,990	50,892	4,258	460,140
Mortgage loans	92,465	58,511	695	151,671	96,839	46,876	409	144,124
Consumer loans	166,522	81	1,142	167,745	187,050	68	1,544	188,662
Financial investments	38,655	14,134	—	52,789	48,196	3,578	—	51,774
Other interest income	3,852	711	—	4,563	8,170	680	—	8,850
Gain (loss) from hedge accounting	14,213	(22,173)	—	(7,960)	14,153	(15,759)	—	(1,606)
Totals	699,284	111,179	4,669	815,132	764,773	86,336	6,211	857,320

b.	For the three and six-month periods ended June 30, 2020 and 2019, the amount due for interest and inflation-indexation adjustments including the effect related to hedge accounting, is as follows:

	For the three-month periods ended June 30,
	2020			2019
		Inflation			Inflation
		indexation			indexation
Interest expense	Interest	adjustment	Totals	Interest	adjustment	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(14,319)	(40)	(14,359)	(13,571)	(85)	(13,656)
Obligations under repurchase agreements	(2,333)	1	(2,332)	(9,341)	—	(9,341)
Time deposits and other time liabilities	(72,866)	(1,019)	(73,885)	(93,115)	(4,267)	(97,382)
Interbank borrowings	(16,389)	—	(16,389)	(19,711)	—	(19,711)
Debt instruments issued	(52,980)	(17,389)	(70,369)	(53,647)	(58,620)	(112,267)
Other financial liabilities	(53)	—	(53)	(119)	—	(119)
Lease contracts liabilities	(1,295)	18	(1,277)	(993)	—	(993)
Other Interest expense	(7)	(4,132)	(4,139)	(40)	(1,082)	(1,122)
Gain (loss) from hedge accounting	5,181	—	5,181	9,073	—	9,073
Totals	(155,061)	(22,561)	(177,622)	(181,464)	(64,054)	(245,518)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	100

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Nota 25 – Ingresos y Gastos por Intereses y Reajustes, continuación

	For the six-month periods ended June 30,
	2020			2019
		Inflation			Inflation
		indexation			indexation
Interest expense	Interest	adjustment	Totals	Interest	adjustment	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(28,321)	(158)	(28,479)	(24,660)	(98)	(24,758)
Obligations under repurchase agreements	(7,188)	(4)	(7,192)	(16,517)	—	(16,517)
Time deposits and other time liabilities	(159,736)	(3,983)	(163,719)	(183,982)	(4,166)	(188,148)
Interbank borrowings	(34,212)	—	(34,212)	(40,046)	1	(40,045)
Debt instruments issued	(106,585)	(67,980)	(174,565)	(104,465)	(58,771)	(163,236)
Other financial liabilities	(172)	—	(172)	(223)	—	(223)
Lease contracts liabilities	(2,605)	(22)	(2,627)	(2,035)	—	(2,035)
Other Interest expense	(28)	(6,004)	(6,032)	(51)	(1,367)	(1,418)
Gain (loss) from hedge accounting	15,188	—	15,188	4,048	—	4,048
Totals	(323,659)	(78,151)	(401,810)	(367,931)	(64,401)	(432,332)

For purposes of the Interim Consolidated Statement of cash flows, the net amount of interest and inflation-indexation adjustments for the six-month period ended June 30, 2020 is MCh$413,322 (MCh$424,988 for the six-month period ended of June 30, 2019).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	101

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 26 - Fee and Commission Income and Expense

a)	Fee and commission income

This item comprises the amount of all commissions accrued and paid during the period that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

	For the three-month		For the six-month
	periods ended		periods ended
	June 30,		June 30,
Fee and commission income	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	400	298	753	610
Fees and commissions from guarantees and letters of credit	5,389	4,761	10,666	8,666
Fees and commissions from card services	11,382	19,364	29,589	37,766
Fees and commissions from accounts management	3,302	4,044	6,871	8,006
Fees and commissions from collections and payments	5,016	6,062	10,798	12,082
Fees and commissions from brokerage and securities management	2,313	2,754	4,748	5,099
Fees and commissions from asset management	5,669	6,319	11,601	12,535
Compensation for insurance brokerage fees	6,832	9,554	14,612	18,362
Investment banking and advisory fees	1,748	5,731	4,821	11,874
Fees and commissions from student loans ceded	1,403	1,458	2,884	2,892
Commissions on loan transactions	348	14	749	29
Commissions from mortgage credits	11	6	22	5
Other fees from services rendered	2,621	2,315	3,793	4,854
Other commissions earned	259	219	2,391	1,163
Totals	46,693	62,899	104,298	123,943

b)	Fee and commission expense

This item includes expenses for commissions accrued during for the period, according to the following detail:

	For the three-month		For the six-month
	periods ended		periods ended
	June 30,		June 30,
Fee and commission expense	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Compensation for card operation	(8,622)	(12,535)	(21,992)	(23,364)
Fees and commissions for securities transactions	(1,212)	(749)	(2,429)	(1,476)
Commissions paid for foreign trade transactions	(589)	(710)	(1,205)	(1,343)
Commissions paid for customer loyalty program benefits	(521)	(3,815)	(1,476)	(7,478)
Commissions paid for services to customers management	(552)	(424)	(1,113)	(802)
Other commissions paid	(847)	(1,262)	(2,501)	(2,387)
Totals	(12,343)	(19,495)	(30,716)	(36,850)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	102

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 27 - Net Income from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three-month		For the six-month
	periods ended		periods ended
	June 30,		June 30,
Net Income from Financial Operations	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Trading investments	13,666	5,967	15,224	9,458
Financial derivative contracts (trading)	(22,161)	16,971	139,367	6,443
Sale of loans and accounts receivable from customers (*)	—	2,734	(458)	908
Available for sale investments	33,457	7,591	51,517	16,753
Others	(4,476)	(984)	(2,679)	(1,450)
Totals	20,486	32,279	202,971	32,112

(*)	See detail in Note 10, letter c).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	103

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 28 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follow:

	For the three-month		For the six-month
	periods ended		periods ended
Net Foreign Exchange Gain (Loss)	June 30,		June 30,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	2,655	(11,293)	(81,714)	7,349
Other foreign currency Exchange gains (losses)	199	909	1,861	1,829
Subtotals	2,854	(10,384)	(79,853)	9,178
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	(573)	(43)	880	(196)
Adjustment for other assets	(4)	(7)	7	(6)
Net gain (loss) from hedge accounting	(4,703)	(3,602)	(8,630)	(13,606)
Subtotals	(5,280)	(3,652)	(7,743)	(13,808)
Totals	(2,426)	(14,036)	(87,596)	(4,630)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	104

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 29 - Provision for Loan Losses

a.	The movement registered in income for the period related to allowances and impairment due to credit risk, for the three and six-month periods ended June 30, 2020 and 2019, is summarized as follows:

	For the three-month periods ended June 30, 2020
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	—	(74,716)	—	—	(1,494)	—	—	(76,210)
Collectively assessed	—	(11,138)	(4,423)	(51,848)	(14)	(19,500)	—	(86,923)
Income (loss) for provisions established (*)	—	(85,854)	(4,423)	(51,848)	(1,508)	(19,500)	—	(163,133)
Provisions released
Individually assessed	89	30,016	—	—	4,805	—	—	34,910
Collectively assessed	—	1,555	2,101	24,339	736	—	—	28,731
Income (loss) for provisions released (*)	89	31,571	2,101	24,339	5,541	—	—	63,641
Recovery of loans previously charged-off	—	5,609	653	6,363	—	—	—	12,625
Net charge to income	89	(48,674)	(1,669)	(21,146)	4,033	(19,500)	—	(86,867)

	For the three-month periods ended June 30, 2019
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(53)	(66,033)	—	—	(1,102)	—	—	(67,188)
Collectively assessed	—	(6,819)	(4,368)	(44,540)	15	—	—	(55,712)
Income (loss) for provisions established (*)	(53)	(72,852)	(4,368)	(44,540)	(1,087)	—	—	(122,900)
Provisions released
Individually assessed	112	37,087	—	—	4,618	—	—	41,817
Collectively assessed	—	2,682	2,279	4,388	294	—	—	9,643
Income (loss) for provisions released (*)	112	39,769	2,279	4,388	4,912	—	—	51,460
Recovery of loans previously charged-off	—	6,683	755	8,780	—	—	—	16,218
Net charge to income	59	(26,400)	(1,334)	(31,372)	3,825	—	—	(55,222)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	105

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 29 - Provision for Loan Losses

	For the six-month periods ended June 30, 2020
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(308)	(139,054)	—	—	(7,623)	—	—	(146,985)
Collectively assessed	—	(32,438)	(10,362)	(107,127)	(227)	(19,500)	—	(169,654)
Income (loss) for provisions established (*)	(308)	(171,492)	(10,362)	(107,127)	(7,850)	(19,500)	—	(316,639)
Provisions released
Individually assessed	414	44,668	—	—	7,883	—	—	52,965
Collectively assessed	—	3,465	4,227	37,725	870	—	—	46,287
Income (loss) for provisions released (*)	414	48,133	4,227	37,725	8,753	—	—	99,252
Recovery of loans previously charged-off	—	10,896	1,294	14,590	—	—	—	26,780
Net charge to income	106	(112,463)	(4,841)	(54,812)	903	(19,500)	—	(190,607)

	For the six-month periods ended June 30, 2019
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(507)	(98,237)	—	—	(3,327)	—	—	(102,071)
Collectively assessed	—	(19,109)	(9,247)	(121,778)	(912)	—	—	(151,046)
Income (loss) for provisions established (*)	(507)	(117,346)	(9,247)	(121,778)	(4,239)	—	—	(253,117)
Provisions released
Individually assessed	391	57,332	—	—	10,788	—	—	68,511
Collectively assessed	—	9,331	4,692	39,531	545	—	—	54,099
Income (loss) for provisions released (*)	391	66,663	4,692	39,531	11,333	—	—	122,610
Recovery of loans previously charged-off	—	9,697	1,249	16,482	—	—	—	27,428
Net charge to income	(116)	(40,986)	(3,306)	(65,765)	7,094	—	—	(103,079)

(*)The amounts in the Interim Consolidated Statements of Cash Flows for the period are as follows:

	For the six-month periods ended
	June 30,
	2020	2019
	MCh$	MCh$
Charge to income for provisions established	316,639	253,117
Credit to income for provisions used	(99,252)	(122,610)
Totals	217,387	130,507

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	106

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 30 - Personnel Salaries and Expenses

Personnel salaries and expenses for the three and six-month periods ended June 30, 2020 and 2019, are broken down as follows:

	For the three-month		For the six-month
	periods ended		periods ended
Personnel Salaries and Expenses	June 30,		June 30,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Personnel compensation	(48,029)	(45,457)	(94,550)	(89,169)
Bonuses and gratifications	(21,060)	(20,978)	(38,337)	(40,667)
Seniority compensation	(4,347)	(3,151)	(7,176)	(6,420)
Training expenses	(184)	(225)	(457)	(456)
Health and life insurance	(742)	(297)	(1,457)	(1,092)
Other personnel expenses	(3,529)	(4,676)	(8,760)	(9,936)
Totals	(77,891)	(74,784)	(150,737)	(147,740)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	107

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 31 - Administrative Expenses

For the three and six-month periods ended on June 30, 2020 and 2019, the composition of this item is as follows:

	For the three-month		For the six-month
	periods ended		periods ended
Administrative Expenses	June 30,		June 30,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Administration expenses	(45,475)	(43,020)	(88,649)	(86,403)
Maintenance and repair of fixed assets	(9,463)	(7,709)	(17,795)	(15,079)
Insurance payments	(4,570)	(4,207)	(8,282)	(8,692)
Office supplies	(517)	(436)	(872)	(857)
IT and communications expenses	(12,340)	(11,392)	(23,783)	(23,374)
Utilities and other services	(1,025)	(1,225)	(2,085)	(2,408)
Security and transportation of securities services	(1,015)	(1,576)	(2,216)	(3,072)
Representation and personnel travel expenses	(225)	(875)	(867)	(1,631)
Legal and notarial expenses	(4,705)	(5,097)	(11,014)	(9,654)
Technical reports fees	(2,633)	(3,330)	(4,762)	(6,293)
Professional services fees	(474)	(306)	(793)	(727)
Other expenses of obligations for lease agreements	(16)	—	(26)	—
Expenses for lease	(380)	(203)	(719)	(640)
ATM maintenance and management services	(613)	(233)	(1,240)	(1,689)
Temporary external services	(93)	(255)	(174)	(348)
Postage and mailing expenses	(428)	(264)	(950)	(557)
Internal events	(183)	(183)	(396)	(506)
Donations	(2,121)	(363)	(3,077)	(843)
Hired services	(1,177)	(1,063)	(2,284)	(2,881)
Other services	(63)	(15)	(140)	(31)
Credit card management services	(983)	(857)	(1,962)	(1,785)
Other administrative expenses	(2,451)	(3,431)	(5,212)	(5,336)

Outsourced services	(4,359)	(5,244)	(10,896)	(11,040)
Data processing	(3,048)	(3,445)	(6,173)	(6,471)
Products sales	(144)	(178)	(402)	(363)
Others	(1,167)	(1,621)	(4,321)	(4,206)

Board expenses	(343)	(315)	(641)	(685)
Board of Directors compensation	(343)	(315)	(641)	(685)
Other expenses of the Board	—	—	—	—

Marketing and advertising expenses	(2,085)	(3,144)	(4,789)	(5,535)

Non income taxes and contributions	(8,412)	(8,185)	(17,422)	(15,645)
Real estate contributions	(15)	(69)	(103)	(191)
Patents	(339)	(270)	(678)	(532)
Contributions to the CMF	(2,181)	(2,026)	(4,372)	(4,051)
Other taxes (*)	(5,877)	(5,820)	(12,269)	(10,871)
Totals	(60,674)	(59,908)	(122,397)	(119,308)

(*) This amount corresponds mainly to taxes, different from income taxes that affect Itaú Corpbanca Colombia SA and its subsidiaries (Colombia segment), originated from local financial transactions, the permanent performance of commercial activities or services, taxes on non-discounted value added and wealth tax, among others.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	108

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment

a.Depreciation and amortization

The amounts corresponding to charges to income for depreciation and amortization for the three and six-month periods ended June 30, 2020 and 2019, are detailed below:

		For the three-month		For the six-month
		periods ended		periods ended
Depreciation and amortization	Note	June 30,		June 30,
		2020	2019	2020	2019
		MCh$	MCh$	MCh$	MCh$
Depreciation of fixed assets	14	(3,266)	(2,979)	(6,591)	(6,728)
Amortization of intangible assets	13	(18,791)	(17,777)	(38,532)	(35,337)
Depreciation of assets for right to use of lease	15	(9,152)	(10,117)	(18,446)	(19,316)
Totals		(31,209)	(30,873)	(63,569)	(61,381)

b.Impairment

The composition of the impairment loss, for the three and six-month periods ended June 30, 2020 and 2019, is as follows:

		For the three-month		For the six-month
		periods ended		periods ended
	Note	June 30,		June 30,
		2020	2019	2020	2019
		MCh$	MCh$	MCh$	MCh$
Impairment of financial assets available for sale	11	—	—	—	—
Impairment of financial assets held to maturity	11	—	—	—	—
Subtotals financial assets		—	—	—	—
Impairment of fixed asset	14	(10)	(1)	(10)	(1)
Impairment of intangible assets	13	(808,847)	—	(808,847)	—
Subtotals non-financial assets		(808,857)	(1)	(808,857)	(1)
Totals		(808,857)	(1)	(808,857)	(1)

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chilean subsidiaries and the New York branch) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredor de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	109

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

The Carrying value for both CGUs prior recognition of any impairment losses on an after-tax basis is as follows:

	As of June 30,	As of December 31,
Cash Generating Units	2020	2019
	MCh$	MCh$
Chile (*)	2,419,497	2,456,253
Colombia	949,717	984,132

(*) Includes the effects of the acquisition of minority interests in Colombia that took place on December 3, 2019. See Note 1 c).

Goodwill impairment test

i.Goodwill impairment loss

As a result of the recent development events described in Note 3 “Significant events”, at the end of the second quarter the recoverable amount for the CGUs was estimated, resulting in the recognition of an impairment loss of Ch$808,857 million on the following assets of the respective CGUs as of June 30, 2020:

	CGU Chile	CGU Colombia	Total
Impairment of intangible assets (1)	MCh$	MCh$	MCh$
Goodwill impairment loss	448,273	246,663	694,936
Intangibles assets generated in business combination impairment loss	—	113,911	113,911
Total impairment of CGU Chile and Colombia	448,273	360,574	808,847

(1) As reported in 2016 in the original recognition of the business combination between Banco Itaú Chile and Corpbanca described in Note 1, resulted with a registration of a goodwill not deductible for income tax purposes, therefore the recognition of impairment loss does not generate effects on tax results. On the other hand, the intangibles assets generated in a business combination had an associated deferred tax liability of Ch$34,547 million, which generated an impact on income tax results equivalent to that amount, by recognizing the impairment. Considering the above, the effect on income net of taxes generated by the recognition of the impairment loss amounts to Ch$774,300 million, distributed between Ch$764,024 million attributable to the owners of the Bank and Ch$10,276 million attributable to non-controlling interest.

ii.Goodwill allocation

The Goodwill allocated to each of the identified CGUs1 generated in the reverse acquisition described in Note 1, section "General Information" Background of Itaú Corpbanca and subsidiaries, and the movements experienced during the period, are presented below:

	CGU Chile	CGU Colombia
Goodwill	MCh$	MCh$
Balances as of December 31, 2019	940,785	253,546
Exchange differences	—	(6,883)
Impairment	(448,273)	(246,663)
Balances as of June 30, 2020	492,512	—

1 Goodwill generated by the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to CLP for the purpose of accounting recognition. In Chile in accordance with IAS 21 "Effects of Changes in Exchange Rates of the Foreign Currency". (see Note 13). Figures presented as of June 30, 2020 have been adjusted to their recoverable amount, recognizing an impairment loss in accordance with the aforementioned information.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	110

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

iii.Methodology used by the Bank

Consistent with prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

●	Historical information existing for both banks post-merger and, if relevant, pre-merger. Historical information for events judged to be one-time and non-recurring was excluded.
●	Forecast approved by management.
●	Information from external sources such as analyst reports, regulators, central banks and press releases.
●	Observable market information such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both banks.
●	The projected funding structure and its impact on the Bank's capital requirements and internal policy.

iv.Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below::

		As of June 30, 2020		As of December 31, 2019
Assumptions		Chile	Colombia	Chile	Colombia
Perpetuity rate	(%)	5.20	6.50	5.20	6.50
Projected inflation rate	(%)	3.00	3.00	3.00	3.00
Discount rate	(%)	10.40	12.31	10.00	11.30
Loans growth	(%)	5,67 – 7,41	6,25 – 8,82	9,05 - 10,28	9,70 – 10,30
Solvency index limit	(%)	10,81 – 12,12	10,00 – 11,70	11,40 – 12,40	10,60 – 14,00

(*) Corresponds to the projected long-term inflation rate

●	Projection period and perpetuity

Cash flow projections are prepared for a period of 5 years from 2020 to 2025. After this period, the present value of cash flows for the year 2025 is calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	111

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

●	Loans and deposits

Loans were projected considering an increase of around 7.40% per year in Chile and 8.10% in Colombia.

Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

●	Income

The projected net income was estimated based on the sensitization of the GDP growth and the effects of inflation with respect to the banking industry (both in Chile and Colombia) with which the projected growth rate was obtained, also based on products (consumer, mortgage and commercial loans) and in the target market set by the administration. Projection of financing costs is determined mainly by the average balances of demand deposits, to term and other liabilities.

●	Discount rate

Cost of own capital (Ke) in local currency was used as the discount rate to discount the cash flows of each CGU. This calculation considered a premium for the particular country risk of each CGU.

●	Perpetuity rate

A growth rate was considered in perpetuity according to the rates observed in the market where each CGU operates. Consequently, they were built considering local inflation and GDP growth projections.

●	Dividend payments

The payment of dividends was carried out by maximizing the results of the share box, as a ratio of technical equity with risk-weighted assets, not beyond the limits required by the regulatory entities. In this way a dividend is given for the CGU of 30% for the first 5 years and 50% in perpetuity.

v.Outcome of impairment testing

As a result of the impairment testing process described above, management concludes that the relation of the recoverable amount and its carrying amount for both the CGUs as of June 30, 2020 and December 31, 2019, is as follow:

		As of June 30, 2020		As of December 31, 2019
Assumptions		Chile	Colombia	Chile	Colombia
Recoverable Amount/ Carrying Amount (RA/CA)	(%)	81.37	54.45	116.95	104.45

The recoverable amount for each CGU corresponds to the value in use, the highest comparing the fair value less costs to sell and the value in use.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	112

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

vi.Reconciliation of rates before and after taxes

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

		As of June 30, 2020		As of December 31, 2019
		Chile	Colombia	Chile	Colombia
Discount rates	(%)	11.56	14.39	12.55	16.90
Recoverable Amount/ Carrying Amount (RA/CA)	(%)	79.84	59.79	145.80	134.43

In accordance with the requirements set forth on IAS 36, and as a consequence of this analysis, Management has recognized impairment losses, based on the determination of the recoverable amount as of June 30, 2020 as indicated above.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	113

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 33 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of publicly traded companies and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.	Loans granted to related parties

As of June 30, 2020 and December 31, 2019 the loans granted to related persons are detailed below

	As of June 30, 2020			As of December 31, 2019
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	94,123	13,743	8,247	109,840	11,910	5,054
Mortgage loans	—	—	30,491	—	—	29,419
Consumer loans	—	—	7,332	—	—	8,987
Gross loans and accounts receivable from customers	94,123	13,743	46,070	109,840	11,910	43,460
Allowance for loan losses	(2,107)	(223)	(348)	(1,705)	(134)	(283)
Net loans and accounts receivable from customers	92,016	13,520	45,722	108,135	11,776	43,177
Contingent loans
Contingent loans	9,798	20,774	14,040	9,624	17,220	18,117
Provisions for contingent loans	(5)	(327)	(20)	(5)	(320)	(24)
Net contingent loans	9,793	20,447	14,020	9,619	16,900	18,093

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	114

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 33 - Related Party Transactions, continued

b.	Other transactions and contracts with related parties

Below are the balances as of June 30, 2020 and December 31, 2019, for transactions with related parties and the impact on income for the six-month periods ended June 30, 2020 and 2019:

					As of
		As of June 30, 2020			December 31, 2019	As of June 30, 2019
		Balances			Balances
		receivable	Effect on income		receivable	Effect on income
		(payable)	Income	Expense	(payable)	Income	Expense
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	8	—	—	293
Bcycle Latam SPA	Other services	—	—	1,109	—	—	497
Bolsa de Comercio de Santiago	Financial services	—	—	—	—	—	106
CAI Gestion Inmobiliaria S.A.	Retail	—	—	—	—	—	3
Combanc S.A.	Data transmission services	—	—	252	—	—	187
Comder Contraparte Central S.A.	Bank services	—	—	434	—	—	348
Compañía Chilena de Televisión S.A.	TV broadcasting services	—	—	8	—	—	39
Corp Group Holding Inversiones Ltda	Advice	—	—	250	—	—	207
Corp Imagen y Diseños S.A.	Other services	—	—	—	—	—	50
Corp Research S.A.	Administrative advice	—	—	—	—	—	235
Hotel Corporation of Chile S.A.	Accommodations, events	—	—	8	—	—	5
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses (*)	(14,830)	—	2,323	(15,625)	—	2,202
Inmobiliaria Gabriela S.A.	Leases (*)	(755)	—	63	(809)	—	—
Inversiones Corp Group Interhold Ltda.	Financial services	—	—	1,301	—	—	1,259
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurances	—	—	—	—	36	154
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(192)	—	533	(441)	—	201
Itaú Unibanco	Business management reimbursement	1,121	1,460	—	349	1,276	—
Operadora Tarjeta de Crédito Nexus S.A.	Credit card administration	—	—	1,679	—	—	1,461
Pulso Editorial S.A.	Publishing services	—	—	15	—	—	17
Redbanc S.A.	ATM network management	—	—	1,614	—	—	1,841
SMU S.A., Rendic Hnos. S.A.	ATM space rentals (See Note 17)	2,190	—	1,189	3,379	—	1,150
Transbank S.A.	Credit card administration	1,121	—	7,297	—	—	7,479

(*) As of 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. For disclosure purposes we have included the outstanding balance of the liability and the interest expense.

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.	Donations

		For the six-month
		period ended
Name or corporate Name	Description	June 30,
		2020	2019
		MCh$	MCh$
Foundation Corpgroup Centro Cultural	Donations	1,556	658
Foundation Descúbreme	Donations	117	101
Foundation Itaú	Donations	97	84

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	115

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 "Fair value of financial instruments" of the CMF and IFRS 13 "Fair value measurement". These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal1 or most advantageous3 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

•	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.
•	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.
•	They are able to enter into a transaction for the asset or liability.
•	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

1 The market with the greatest volume and level of activity for the asset or liability.

3 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	116

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

(i)	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.
(ii)	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

(i)	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).
(ii)	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.
(iii)	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	117

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

(i)	An estimate of future cash flows for the asset or liability being measured.
(ii)	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
(iii)	The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).
(iv)	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
(v)	Other factors that market participants would take into account in these circumstances.
(vi)	For a liability, the credit risk related to that liability, including the entity's own credit risk (i.e. the debtor's).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of June 30, 2020 and December 31, 2019, including those that are not presented at fair value in the Consolidated Statement of Financial Position.

	As of June 30, 2020			As of December 31, 2019
		Estimated fair value			Estimated fair value
	Book value	Recurring	Non-recurring	Book value	Recurring	Non-recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	2,129,179	—	2,129,179	1,009,681	—	1,009,681
Cash items in process of collection	279,417	—	279,417	231,305	—	231,305
Trading investments	431,128	431,128	—	181,402	181,402	—
Investments under resale agreements	86,118	—	86,118	75,975	—	75,975
Financial derivative contracts	5,419,649	5,419,649	—	3,154,957	3,154,957	—
Interbank loans, net	69,585	—	69,585	56,205	—	56,205
Loans and accounts receivable from customers, net	23,469,466	—	24,382,555	22,373,638	—	23,413,152
Available for sale investments	4,697,096	4,697,096	—	3,593,204	3,593,204	—
Held to maturity investments	170,013	—	169,072	115,682	—	114,175
Totals	36,751,651	10,547,873	27,115,926	30,792,049	6,929,563	24,900,493
LIABILITIES
Deposits and other demand liabilities	5,676,353	—	5,676,353	4,873,448	—	4,873,448
Cash in process of being cleared	271,467	—	271,467	164,573	—	164,573
Obligations under repurchase agreements	612,950	—	612,950	559,457	—	559,457
Time deposits and other time liabilities	12,558,879	—	12,735,590	11,620,187	—	11,692,076
Financial derivative contracts	5,055,485	5,055,485	—	2,938,034	2,938,034	—
Interbank borrowings	4,434,197	—	4,433,556	2,646,756	—	2,646,176
Debt instruments issued	6,686,772	—	7,732,162	6,408,356	—	7,244,551
Lease contracts liabilities	163,136	—	163,598	172,924	—	175,263
Other financial liabilities	9,214	—	9,214	12,966	—	12,966
Totals	35,468,453	5,055,485	31,634,890	29,396,701	2,938,034	27,368,510

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	118

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a)	Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

	As of June 30,	As of December 31,
Measurement at fair value of items on non-recurring basis	2020	2019
	MCh$	MCh$
ASSETS
Cash and deposits in banks	2,129,179	1,009,681
Cash items in process of collection	279,417	231,305
Investments under resale agreements	86,118	75,975
Interbank loans, net	69,585	56,205
Loans and accounts receivable from customers, net	24,382,555	23,413,152
Held to maturity investments	169,072	114,175
Totals	27,115,926	24,900,493
LIABILITIES
Deposits and other demand liabilities	5,676,353	4,873,448
Cash in process of being cleared	271,467	164,573
Obligations under repurchase agreements	612,950	559,457
Time deposits and other time liabilities	12,735,590	11,692,076
Financial derivative contracts	4,433,556	2,646,176
Interbank borrowings	7,732,162	7,244,551
Lease contracts liabilities	163,598	175,263
Other financial liabilities	9,214	12,966
Totals	31,634,890	27,368,510

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in banks
●	Cash in the process of collection
●	Investments under agreements to resell
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

●	Interbank loans
●	Loans and accounts receivable from customers

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	119

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Held to maturity investments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Interbank borrowings
●	Debt instruments issued

b)	Fair value measurement of financial assets and liabilities for recording purposes (recurring)

	As of June 30,	As of December 31,
Measurement at fair value of items on a recurring basis	2020	2019
	MCh$	MCh$
ASSETS
Trading securities	431,128	181,402
Chilean Central Bank and Government securities	84,698	80,898
Other securities issued locally	34,625	23,123
Foreign government and central bank instruments	307,474	67,088
Other securities issued abroad	1,785	4,390
Investments in mutual funds	2,546	5,903
Available for sale investments	4,697,096	3,593,204
Chilean Central Bank and Government securities	3,856,330	2,174,278
Other securities issued locally	166,070	536,576
Foreign government and central bank instruments	151,973	165,927
Other securities issued abroad	522,723	716,423
Financial derivative contracts	5,419,649	3,154,957
Forwards	576,790	454,300
Swaps	4,838,455	2,696,635
Call options	4,203	3,805
Put options	201	217
Totals	10,547,873	6,929,563
LIABILITIES
Financial derivative contracts	5,055,485	2,938,034
Forwards	456,840	504,276
Swaps	4,596,629	2,431,435
Call options	1,352	1,758
Put options	664	565
Totals	5,055,485	2,938,034

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	120

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●Trading investments
●Available for sale investments

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the own credit risk and the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements.

As of June 30, 2020, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$61,487 (MCh$27,727 as of December 31, 2019), broken down as follow:

	Credit Value Adjustment (CVA)		Debit Value Adjustment (DVA)
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	2	(2)	—	1
Fair value hedge	1	—	—	—
Currency forwards	—	—	—	—
Currency swaps	1	—	—	—
Interest rate swaps	—	—	—	—
Cash flows hedge	—	(2)	—	1
Currency forwards	—	(2)	—	1
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Net investment in a foreign operation hedge	1	—	—	—
Currency forwards	1	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Derivatives held for trading	(55,057)	(28,172)	461	446
Currency forwards	(403)	(341)	126	123
Interest rate swaps	(49,816)	(23,189)	43	28
Currency swaps	(4,838)	(4,642)	292	295
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Total financial derivatives	(55,055)	(28,174)	461	447

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	121

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

c)	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

●	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	122

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

●	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of June 30, 2020			As of December 31, 2019
	American			American
Impact calibration	Forward	Basis TAB	Basis TAB	Forward	Basis TAB	Basis TAB
	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP
TAB 30	—	89	—	—	98	—
TAB 90	—	2	—	—	4	—
TAB 180	—	38	16	—	39	18
TAB 360	—	—	3	—	—	4
Totals	—	129	19	—	141	22

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	CMF	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	123

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020
		Market value of the	Other observable	Non-observable
	Fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of instruments on a recurring basis using	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	431,128	394,718	36,410	—
Chilean Central Bank and Government securities	84,698	84,698	—	—
Other securities issued locally	34,625	—	34,625	—
Foreign government and central bank instruments	307,474	307,474	—	—
Other securities issued abroad	1,785	—	1,785	—
Investments in mutual funds	2,546	2,546	—	—
Available for sale investments	4,697,096	4,008,303	688,793	—
Chilean Central Bank and Government securities	3,856,330	3,856,330	—	—
Other securities issued locally	166,070	—	166,070	—
Foreign government and central bank instruments	151,973	151,973	—	—
Other securities issued abroad	522,723	—	522,723	—
Financial derivative contracts	5,419,649	—	5,393,549	26,100
Forwards	576,790	—	574,044	2,746
Swaps	4,838,455	—	4,815,101	23,354
Call options	4,203	—	4,203	—
Put options	201	—	201	—
Totals	10,547,873	4,403,021	6,118,752	26,100
LIABILITIES
Financial derivative contracts	5,055,485	—	5,054,219	1,266
Forwards	456,840	—	456,368	472
Swaps	4,596,629	—	4,595,835	794
Call options	1,352	—	1,352	—
Put options	664	—	664	—
Totals	5,055,485	—	5,054,219	1,266

	As of December 31, 2019
		Market value of the	Other observable	Non-observable
	Fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of instruments on a recurring basis using	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	181,402	177,009	4,393	—
Chilean Central Bank and Government securities	80,898	80,898	—	—
Other securities issued locally	23,123	23,120	3	—
Foreign government and central bank instruments	67,088	67,088	—	—
Other securities issued abroad	4,390	—	4,390	—
Investments in mutual funds	5,903	5,903	—	—
Available for sale investments	3,593,204	3,009,607	583,597	—
Chilean Central Bank and Government securities	2,174,278	2,174,278	—	—
Other securities issued locally	536,576	—	536,576	—
Foreign government and central bank instruments	165,927	165,927	—	—
Other securities issued abroad	716,423	669,402	47,021	—
Financial derivative contracts	3,154,957	—	3,127,525	27,432
Forwards	454,300	—	449,240	5,060
Swaps	2,696,635	—	2,674,263	22,372
Call options	3,805	—	3,805	—
Put options	217	—	217	—
Totals	6,929,563	3,186,616	3,715,515	27,432
LIABILITIES
Financial derivative contracts	2,938,034	—	2,936,915	1,119
Forwards	504,276	—	504,095	181
Swaps	2,431,435	—	2,430,497	938
Call options	1,758	—	1,758	—
Put options	565	—	565	—
Totals	2,938,034	—	2,936,915	1,119

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	124

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

d)	Transfers between level 1 and level 2

For the six-month period ended on June 30, 2020 and for the year ended on December 31, 2019, no transfers were performed between level 1 and 2.

e)	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	125

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020
		Gain (loss)	Gain (loss)	Purchases,
	Opening	recognized in	recognized in	sales and	Transfers from	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	level 1 or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	5,060	15,394	—	(17,708)	—	2,746
Swaps	22,372	3,257	—	(2,275)	—	23,354
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,432	18,651	—	(19,983)	—	26,100
LIABILITIES
Financial derivative contracts
Forwards	181	1,586	—	(1,295)	—	472
Swaps	938	(667)	—	523	—	794
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	1,119	919	—	(772)	—	1,266

	As of December 31, 2019
		Gain (loss)	Gain (loss)	Purchases,
	Opening	recognized in	recognized in	sales and	Transfers from	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	level 1 or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	618	12,398	—	(7,956)	—	5,060
Swaps	26,538	4,930	—	(9,096)	—	22,372
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,156	17,328	—	(17,052)	—	27,432
LIABILITIES
Financial derivative contracts
Forwards	49	2,565	—	(2,433)	—	181
Swaps	520	643	—	(225)	—	938
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	569	3,208	—	(2,658)	—	1,119

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	126

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 34 – Fair Value of Financial Assets and Liabilities, continued

f)Hierarchy for remaining assets and liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of June 30, 2020 and December 31, 2019:

	As of June 30, 2020
		Market value of
		the asset for	Other observable	Non-observable
Measurement at fair value of items on a non-recurring basis	Estimated fair	identified assets	significant inputs	significant inputs
	value	(Level1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	2,129,179	2,129,179	—	—
Cash items in process of collection	279,417	279,417	—	—
Investments under resale agreements	86,118	86,118	—	—
Interbank loans, net	69,585	69,585	—	—
Loans and accounts receivable from customers, net	24,382,555	—	—	24,382,555
Held to maturity investments	169,072	169,072	—	—
Totals	27,115,926	2,733,371	—	24,382,555
LIABILITIES
Deposits and other demand liabilities	5,676,353	5,676,353	—	—
Cash in process of being cleared	271,467	271,467	—	—
Obligations under repurchase agreements	612,950	612,950	—	—
Time deposits and other time liabilities	12,735,590		12,735,590	—
Interbank borrowings	4,433,556	4,433,556	—	—
Debt instruments issued	7,732,162		7,732,162	—
Lease contracts liabilities	163,598	163,598	—	—
Other financial liabilities	9,214	9,214	—	—
Totals	31,634,890	11,167,138	20,467,752	—

	As of December 31, 2019
		Market value of
		the asset for	Other observable	Non-observable
Measurement at fair value of items on a non-recurring basis	Estimated fair	identified assets	significant inputs	significant inputs
	value	(Level1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,009,681	1,009,681	—	—
Cash items in process of collection	231,305	231,305	—	—
Investments under resale agreements	75,975	75,975	—	—
Interbank loans, net	56,205	56,205	—	—
Loans and accounts receivable from customers, net	23,413,152	—	—	23,413,152
Held to maturity investments	114,175	114,175	—	—
Totals	24,900,493	1,487,341	—	23,413,152
LIABILITIES
Deposits and other demand liabilities	4,873,448	4,873,448	—	—
Cash in process of being cleared	164,573	164,573	—	—
Obligations under repurchase agreements	559,457	559,457	—	—
Time deposits and other time liabilities	11,692,076	—	11,692,076	—
Interbank borrowings	2,646,176	2,646,176	—	—
Debt instruments issued	7,244,551	—	7,244,551	—
Lease contracts liabilities	175,263	—	175,263	—
Other financial liabilities	12,966	12,966	—	—
Totals	27,368,510	8,256,620	19,111,890	—

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	127

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management

The following is information related to the Bank's Risk Management, regarding the main risks that affect the Bank and its subsidiaries:

a) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank's portfolio, ensuring that it maintains an adequate risk / return ratio. It should be noted that this management includes both the credit risk originated by the effective placements, as well as by the contingent placements.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor's Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

It is these committees that define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

a.1) Individual portfolio risk assessment

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal risk portfolio
●	Substandard portfolio
●	Non-compliant portfolio

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank's total sales.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	128

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

Substandard portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days overdue that can be attributed to the company's performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio is comprised of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

a.2) Collectively risk assessed portfolios

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

i) Overdue equal to or greater than 90 days in the payment of interest or principal of any loans;

ii) they are granted a loan to leave an operation that had more than 60 days of delay in its payment and

iii) it has been subject to forced restructuring or partial debt cancellation.

All other credits that do not follow the restrictions indicated previously for the group portfolio, son identified as part of the normal portfolio.

a.3) Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	129

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank's credit risk as of June 30, 2020 and December 31, 2019, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

		As of June 30,	As of December 31,
Maximum exposure	Notes	2020	2019
		MCh$	MCh$
Interbank loans	9	69,585	56,205
Loans and accounts receivable from customers	10	23,469,466	22,373,638
Financial derivative contracts	8	5,419,649	3,038,303
Investments under resale agreements	7	86,118	75,975
Available for sale investments	11	4,697,096	3,593,204
Held to maturity investments	11	170,013	115,682
Other assets	17	877,815	783,447
Contingent loans	23	5,621,730	5,895,139
Totals		40,411,472	35,931,593

(*)It considers the guarantees received under agreements to constitute collaterals.

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes.

a.4) Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
Other warranties

The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolio correspond to real guarantees of the mortgage and pledge type.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	130

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

a.5) Credit quality of loans by loan portfolio

Credit quality is described in accordance with the Compendium of Accounting Standards issued by the CMF. A detail by credit risk category is presented below:

	As of June 30, 2020			As of December 31, 2019
	Individually	% over total		Coverage	Individually	% over total		Coverage
Categories	assessed	portfolio	Allowance	ratio	assessed	portfolio	Allowance	ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	121,571	0.50%	44	0.04%	111,490	0.48%	40	0.04%
A2	799,843	3.29%	463	0.06%	657,039	2.84%	358	0.05%
A3	3,416,988	14.07%	4,965	0.15%	3,370,264	14.55%	4,742	0.14%
A4	4,495,333	18.51%	35,770	0.80%	4,635,425	20.02%	36,473	0.79%
A5	2,996,719	12.34%	59,653	1.99%	2,978,849	12.86%	61,587	2.07%
A6	911,824	3.75%	37,571	4.12%	618,793	2.67%	15,461	2.50%
Normal risk portfolio	12,742,278	52.46%	138,466	1.09%	12,371,860	53.42%	118,661	0.96%
B1	611,024	2.52%	10,053	3.00%	216,493	0.93%	7,249	3.35%
B2	131,396	0.54%	12,160	9.25%	91,612	0.40%	7,309	7.98%
B3	59,878	0.25%	8,376	13.99%	43,672	0.19%	6,696	15.33%
B4	272,494	1.12%	69,064	25.35%	245,773	1.06%	58,553	23.82%
Substandard portfolio	1,074,792	4.43%	99,653	9.27%	597,550	2.58%	79,807	13.36%
C1	129,275	0.53%	2,585	2.00%	125,258	0.54%	2,505	2.00%
C2	39,391	0.16%	3,939	10.00%	32,658	0.14%	3,266	10.00%
C3	59,568	0.25%	14,892	25.00%	60,370	0.26%	15,093	25.00%
C4	59,063	0.24%	23,625	40.00%	68,805	0.30%	27,522	40.00%
C5	86,799	0.36%	56,419	65.00%	154,075	0.67%	100,148	65.00%
C6	180,813	0.74%	162,732	90.00%	107,979	0.47%	97,182	90.00%
Non-compliant portfolio	554,909	2.28%	264,192	47.61%	549,145	2.38%	245,716	44.75%
Subtotals	14,371,979	59.17%	502,311	3.50%	13,518,555	58.38%	444,184	3.29%

	As of June 30, 2020				As of December 31, 2019
		% over total		Coverage		% over total		Coverage
Categories	Group	portfolio	Allowance	ratio	Group	portfolio	Allowance	ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,938,373	7.98%	27,752	1.43%	1,737,978	7.51%	29,672	1.71%
Non-compliant portfolio	241,703	1.00%	63,192	26.14%	223,253	0.96%	57,944	25.95%
Commercial portfolio	2,180,076	8.98%	90,944	4.17%	1,961,231	8.47%	87,616	4.47%
Normal risk portfolio	4,890,719	20.14%	17,608	0.36%	4,644,274	20.06%	18,798	0.40%
Non-compliant portfolio	245,173	1.01%	26,562	10.83%	231,767	1.00%	26,494	11.43%
Mortgage portfolio	5,135,892	21.15%	44,170	0.86%	4,876,041	21.06%	45,292	0.93%
Normal risk portfolio	2,422,190	9.97%	86,628	3.58%	2,623,064	11.33%	97,319	3.71%
Non-compliant portfolio	178,686	0.73%	95,304	53.34%	175,165	0.76%	106,007	60.52%
Consumer portfolio	2,600,876	10.70%	181,932	7.00%	2,798,229	12.09%	203,326	7.27%
Total portfolio	24,288,823	100.00%	819,357	3.37%	23,154,056	100%	780,418	3.37%

b) Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank's shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	131

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

b.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

• Positions in foreign currency (MX) within the attributions of the Trading Book.

• Currency mismatches between the assets and liabilities of the Banking Book.

• Currency flow mismatches.

• Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank's equity. This effect is known as "translation risk".

b.1.2) Inflation-indexation and exchange-indexation

The inflation-indexation and exchange-indexation risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	132

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

The positions in currencies of assets and liabilities as of June 30, 2020 and December 31, 2019 are as follows:

							Others	Exchange rate
As of June 30, 2020	Note	CLP	UF	USD	COP	EUR	currencies	indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	1,352,312	-	401,988	275,174	56,913	42,792	-	2,129,179
Cash items in process of collection	5	152,449	-	120,534	4,707	1,706	21	-	279,417
Trading investments	6	121,713	-	156	309,259	-	-	-	431,128
Investments under resale agreements	7	78,375	-	-	7,743	-	-	-	86,118
Financial derivative contracts	8	3,554,431	387,235	1,356,698	113,809	7,476	-	-	5,419,649
Interbank loans, net	9	-	-	45,227	24,358	-	-	-	69,585
Loans and accounts receivable from customers, net	10	6,226,466	8,978,560	3,793,092	4,412,126	42,577	4,577	12,068	23,469,466
Available for sale investments	11	3,407,116	487,474	148,260	654,246	-	-	-	4,697,096
Held to maturity investments	11	-	-	102,897	67,116	-	-	-	170,013
Investments in companies	12	11,874	-	-	3,604	-	-	-	15,478
Intangibles	13	735,522	-	214	42,723	-	-	-	778,459
Fixed assets	14	33,500	-	409	20,687	-	-	-	54,596
Right of use assets under lease agreements	15	150,933	-	8,568	34,477	-	-	-	193,978
Current taxes	16	3,193	-	1,669	45,830	-	-	-	50,692
Deferred taxes	16	185,258	-	20,015	41,447	-	-	-	246,720
Other assets	17	190,226	64,401	562,469	59,889	560	-	270	877,815
TOTAL ASSETS		16,203,368	9,917,670	6,562,196	6,117,195	109,232	47,390	12,338	38,969,389

Deposits and other demand liabilities	18	2,672,810	3,935	628,124	2,332,578	38,737	169	-	5,676,353
Cash in process of being cleared	5	146,034	-	119,036	1	6,080	316	-	271,467
Obligations under repurchase agreements	7	522,512	-	-	90,438	-	-	-	612,950
Time deposits and other time liabilities	18	8,501,653	415,907	1,927,918	1,713,385	15	-	1	12,558,879
Financial derivative contracts	8	3,058,557	500,033	1,313,692	176,013	7,190	-	-	5,055,485
Interbank borrowings	19	2,004,267	-	2,313,592	114,693	1,640	5	-	4,434,197
Debt instruments issued	20	945,612	4,979,519	141,264	620,377	-	-	-	6,686,772
Other financial liabilities	20	9,204	10	-	-	-	-	-	9,214
Lease contracts liabilities	15	577	122,296	8,376	31,649	-	-	238	163,136
Current taxes	16	14,356	-	-	173	-	-	-	14,529
Deferred taxes	16	-	-	-	260	-	-	-	260
Provisions	21	83,958	-	7,871	68,850	-	-	-	160,679
Other liabilities	22	205,792	222,971	195,515	81,258	44	-	8,048	713,628
TOTAL LIABILITIES		18,165,332	6,244,671	6,655,388	5,229,675	53,706	490	8,287	36,357,549
Assets (liabilities), net		(1,961,964)	3,672,999	(93,192)	887,520	55,526	46,900	4,051	2,611,840

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	133

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

							Others	Exchange rate
As of December 31, 2019	Note	CLP	UF	USD	COP	EUR	currencies	indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	262,828	-	364,594	379,706	2,553	-	-	1,009,681
Cash items in process of collection	5	150,463	-	80,132	710	-	-	-	231,305
Trading investments	6	109,924	-	-	71,478	-	-	-	181,402
Investments under resale agreements	7	46,686	-	-	29,289	-	-	-	75,975
Financial derivative contracts	8	2,278,658	324,414	536,936	14,035	914	-	-	3,154,957
Interbank loans, net	9	-	-	35,753	20,452	-	-	-	56,205
Loans and accounts receivable from customers, net	10	5,722,955	8,749,298	3,492,562	4,397,334	841	-	10,648	22,373,638
Available for sale investments	11	1,600,147	1,023,726	124,310	845,021	-	-	-	3,593,204
Held to maturity investments	11	-	-	30,132	85,550	-	-	-	115,682
Investments in companies	12	11,166	-	-	3,772	-	-	-	14,938
Intangibles	13	1,443,761	-	1,104	172,880	-	-	-	1,617,745
Fixed assets	14	35,648	-	422	21,892	-	-	-	57,962
Right of use assets under lease agreements	15	158,359	-	7,936	38,264	-	-	-	204,559
Current taxes	16	30,773	-	-	54,743	-	-	-	85,516
Deferred taxes	16	158,174	-	18,522	7,471	-	-	-	184,167
Other assets	17	284,599	91,456	359,198	47,924	-	-	270	783,447
TOTAL ASSETS		12,294,141	10,188,894	5,051,601	6,190,521	4,308	—	10,918	33,740,383

Deposits and other demand liabilities	18	2,255,736	2,855	534,005	2,079,465	1,387	-	-	4,873,448
Cash in process of being cleared	5	100,395	-	64,178	-	-	-	-	164,573
Obligations under repurchase agreements	7	499,136	-	-	60,321	-	-	-	559,457
Time deposits and other time liabilities	18	7,952,973	391,679	1,356,132	1,919,402	-	-	1	11,620,187
Financial derivative contracts	8	1,960,447	402,899	476,568	97,212	908	-	-	2,938,034
Interbank borrowings	19	-	-	2,563,630	83,126	-	-	-	2,646,756
Debt instruments issued	20	763,503	4,924,260	129,281	590,471	841	-	-	6,408,356
Other financial liabilities	20	12,956	10	-	-	-	-	-	12,966
Lease contracts liabilities	15	659	129,034	7,689	35,273	-	-	269	172,924
Current taxes	16	13	-	-	-	-	-	-	13
Deferred taxes	16	-	-	-	263	-	-	-	263
Provisions	21	111,796	-	-	82,311	-	-	-	194,107
Other liabilities	22	265,814	268,685	115,196	54,446	-	-	4,773	708,914
TOTAL LIABILITIES		13,923,428	6,119,422	5,246,679	5,002,290	3,136	—	5,043	30,299,998
Assets (liabilities), net		(1,629,287)	4,069,472	(195,078)	1,188,231	1,172	—	5,875	3,440,385

b.4) interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off-balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	134

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades for the three month period ended on June 30, 2020 and at the end of the year ended December 31, 2019:

	As of June 30, 2020
	Up to	1 to 3	3 months	1 to 3	More than
Positions	1 month	months	to 1 year	years	3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	10,560,474	2,614,965	6,432,346	4,914,741	9,760,818	34,283,344
CLP	5,946,530	826,153	2,289,196	2,210,092	2,130,257	13,402,228
CLF	539,891	421,780	1,930,492	1,558,222	6,792,033	11,242,418
USD	1,750,758	792,080	1,286,400	110,155	248,420	4,187,813
COP	2,323,295	574,952	926,258	1,036,272	590,108	5,450,885
Liabilities	(15,340,545)	(3,474,626)	(5,559,198)	(1,640,903)	(7,871,591)	(33,886,863)
CLP	(9,527,214)	(2,072,440)	(3,487,112)	(285,592)	(1,800,346)	(17,172,704)
CLF	(736,760)	(56,261)	(196,333)	(761,409)	(5,643,911)	(7,394,674)
USD	(2,674,654)	(1,021,766)	(1,314,508)	(41,121)	—	(5,052,049)
COP	(2,401,917)	(324,159)	(561,245)	(552,781)	(427,334)	(4,267,436)
Derivative	(150,170)	(10,047)	(86,591)	(214,979)	588,576	126,789
CLP	339,257	800,743	1,353,325	103,458	(362,522)	2,234,261
CLF	(490,525)	(150,628)	(1,168,435)	(362,438)	991,220	(1,180,806)
USD	107,545	(104,396)	138,026	14,164	(5,032)	150,307
COP	(106,447)	(555,766)	(409,507)	29,837	(35,090)	(1,076,973)

	As of December 31, 2019
	Up to	1 to 3	3 months	1 to 3	More than
Positions	1 month	months	to 1 year	years	3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,633,971	3,029,532	6,307,519	5,272,331	9,039,580	31,282,933
CLP	3,507,091	965,331	2,382,124	1,924,539	1,365,975	10,145,060
CLF	536,885	595,857	1,670,189	2,172,579	6,662,306	11,637,816
USD	1,389,199	746,880	1,469,663	88,532	125,788	3,820,062
COP	2,200,796	721,464	785,543	1,086,681	885,511	5,679,995
Liabilities	(12,686,057)	(3,240,522)	(6,377,031)	(1,951,036)	(6,020,743)	(30,275,389)
CLP	(8,633,088)	(2,251,174)	(3,200,762)	(632,972)	(215,000)	(14,932,996)
CLF	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)	(7,315,172)
USD	(1,412,752)	(616,060)	(1,856,669)	(44,884)	—	(3,930,365)
COP	(2,207,418)	(325,503)	(664,521)	(520,232)	(379,182)	(4,096,856)
Derivative	294,703	(428,178)	(32,152)	(282,453)	511,199	63,119
CLP	988,919	1,140,587	900,023	664,608	(407,679)	3,286,458
CLF	(936,785)	(814,209)	(485,247)	(904,781)	910,135	(2,230,887)
USD	187,347	307,934	(93,046)	17,637	3,513	423,385
COP	55,222	(1,062,490)	(353,882)	(59,917)	5,230	(1,415,837)

The expositions presented above correspond to the present values resulting from:

• Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

• Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.

• Discount the flows of items accounted to the market at the market rate.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	135

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

b.3) Volatility risk

In addition to the exposure associated with the underlying asset, the issuance of options involves other risks. These are caused by the non-linear relationship between the profit generated by the option and the price and the levels of the underlying factors, as well as by exposure to changes in the volatility of the price of the underlying asset.

b.4) Liquidity Risk

Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of June 30, 2020 and December 31, 2019, are presented below:

	As of June 30, 2020
	Up to 1	1 to 3	3 to 6	6 months to 1	1 to 3	3 to 5	More than 5
	month	months	months	year	years	years	years	Totales
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,591,530	2,044,789	2,499,192	2,879,134	6,963,049	5,255,049	8,950,107	36,182,850
Cash	1,966,786	—	—	—	—	—	—	1,966,786
Financial instruments recorded at market value	2,443,118	71,627	14,313	243,993	511,871	18,178	60,390	3,363,490
Loans to local banks without credit lines	13,596	20,360	8,086	40,648	—	—	—	82,690
Credit lines granted to local banks	1,354,025	1,715,262	1,814,205	1,897,601	4,223,261	2,811,199	3,953,611	17,769,164
Commercial loans without credit lines	(60,684)	—	—	—	—	—	—	(60,684)
Commercial credit lines and overdrafts	438,427	119,850	187,933	362,434	1,016,410	572,819	198,704	2,896,577
Consumer loans without credit lines	(211,372)	—	—	—	—	—	—	(211,372)
Consumer credit lines and overdrafts	37,484	73,601	111,136	222,963	874,238	820,064	4,599,439	6,738,925
Residential mortgage loans	381,849	82,070	232,728	40,866	19	970,301	1,931	1,709,764
Other transactions or commitments without credit lines	1,157,438	2,894	5,148	—	286,376	—	—	1,451,856
Derivative contracts	70,863	(40,875)	125,643	70,629	50,874	62,488	136,032	475,654
Liabilities	(13,897,226)	(3,382,502)	(2,917,068)	(2,611,618)	(2,086,392)	(2,752,798)	(4,973,090)	(32,620,694)
Checking accounts and demand deposits	(5,454,402)	—	—	—	—	—	—	(5,454,402)
Term savings accounts - unconditional withdrawal	(21,073)	—	—	—	—	—	—	(21,073)
Obligations with the Chilean Central Bank without credit lines	(461,970)	(8,087)	(143,495)	—	—	—	—	(613,552)
Credit lines obtained from the Central Bank of Chile	—	—	—	—	(418,140)	(1,590,346)	—	(2,008,486)
Deposits and time deposits	(4,444,395)	(2,928,783)	(2,135,184)	(2,084,489)	(515,311)	(72,535)	(688,649)	(12,869,346)
Foreign borrowings without credit lines	(1,039,807)	(375,117)	(579,281)	(395,211)	(48,823)	—	—	(2,438,239)
Foreign loans without credit lines	(6,557)	—	—	—	—	—	—	(6,557)
Letter of credit obligations	(1,358)	(415)	(1,772)	(3,643)	(13,057)	(10,391)	(8,554)	(39,190)
Bonds payable	(1,412,667)	(66,155)	(51,612)	(117,212)	(991,844)	(1,047,763)	(4,244,040)	(7,931,293)
Other credit lines obtained	(1,054,997)	(3,945)	(5,724)	(11,063)	(99,217)	(31,763)	(31,847)	(1,238,556)
Net	(6,305,696)	(1,337,713)	(417,876)	267,516	4,876,657	2,502,251	3,977,017	3,562,156

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	136

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

	As of December 31, 2019
	Up to 1	1 to 3	3 to 6	6 months to 1	1 to 3	3 to 5	More than 5
	month	months	months	year	years	years	years	Totales
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,290,597	2,513,201	2,329,329	2,269,276	6,174,755	3,642,796	8,876,481	33,096,435
Cash	840,950	—	—	—	—	—	—	840,950
Financial instruments recorded at market value	2,988,831	16,339	1,009	21,989	34,114	4,797	39,752	3,106,831
Loans to local banks without credit lines	73,871	—	—	—	—	—	—	73,871
Credit lines granted to local banks	1,351,426	1,837,226	1,768,810	1,711,296	3,862,542	2,202,170	4,077,052	16,810,522
Commercial loans without credit lines	133,856	—	—	—	(4)	—	—	133,852
Commercial credit lines and overdrafts	460,594	134,413	209,720	351,216	1,074,368	613,673	156,218	3,000,202
Consumer loans without credit lines	278,985	—	—	—	—	—	—	278,985
Consumer credit lines and overdrafts	36,184	72,739	109,834	219,880	863,034	809,263	4,490,805	6,601,739
Residential mortgage loans	228,588	432,020	99,920	23,239	19	12	—	783,798
Other transactions or commitments without credit lines	973,966	6,489	125,128	—	248,169	—	—	1,353,752
Derivative contracts	(76,654)	13,975	14,908	(58,344)	92,513	12,881	112,654	111,933
Liabilities	(10,209,490)	(3,277,951)	(3,007,364)	(3,804,062)	(2,201,789)	(1,525,066)	(5,089,316)	(29,115,038)
Checking accounts and demand deposits	(4,718,777)	—	—	—	—	—	—	(4,718,777)
Term savings accounts - unconditional withdrawal	(20,016)	—	—	—	—	—	—	(20,016)
Term savings accounts - deferred withdrawal	(164,524)	(396,408)	—	—	—	—	—	(560,932)
Obligations with the Chilean Central Bank without credit lines	(3,969,193)	(2,489,593)	(1,984,846)	(2,051,001)	(832,938)	(89,695)	(703,836)	(12,121,102)
Deposits and time deposits	(232,236)	(360,526)	(784,211)	(1,133,943)	(82,368)	(96,272)	(44,589)	(2,734,145)
Foreign borrowings without credit lines	(47,728)	—	—	—	—	—	—	(47,728)
Letter of credit obligations	(1,467)	(327)	(1,679)	(3,314)	(11,501)	(9,366)	(10,265)	(37,919)
Bonds payable	(53,876)	(31,097)	(236,628)	(615,804)	(1,214,851)	(1,329,733)	(4,330,626)	(7,812,615)
Other obligations or payment commitments without credit lines	(1,001,673)	—	—	—	(60,131)	—	—	(1,061,804)
Net banda	(2,918,893)	(764,750)	(678,035)	(1,534,786)	3,972,966	2,117,730	3,787,165	3,981,397

Items presented on table above correspond to categories that group financial transactions with similar characteristics from a liquidity point of view.

C) Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	137

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 – Risk Management, continued

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

• Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

• Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

• Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

• Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

D)	Capital requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the three-month period ended on June 30, 2020 and the year ended on December 31, 2019, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the CMF determined that the Bank's Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Equity for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent").  For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	138

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 35 - Risk Management, continued

As of June 30, 2020 and December 31, 2019, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
	Note	As of June 30,	As of December 31,	As of June 30,	As of December 31,
		2020	2019	2020	2019
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	2,129,179	1,009,681	—	—
Cash items in process of collection	5	279,417	231,305	58,606	40,916
Trading investments	6	431,128	181,402	49,069	21,755
Investments under resale agreements	7	86,118	75,975	83,986	57,622
Financial derivative contracts (*)	8	1,668,126	1,674,743	1,156,985	1,215,171
Interbank loans	9	69,585	56,205	69,585	56,205
Loans and accounts receivable from customers	10	23,469,466	22,373,638	21,098,178	20,112,889
Available for sale investments	11	4,697,096	3,593,204	307,032	387,692
Held to maturity investments	11	170,013	115,682	121,769	52,527
Investments in companies	12	15,478	14,938	15,478	14,938
Intangibles	13	778,459	1,617,745	285,947	423,414
Fixed assets	14	54,596	57,962	54,596	57,962
Right of use asset under lease agreements	15	193,978	204,559	193,978	204,559
Current taxes	16	50,692	85,516	5,069	8,552
Deferred taxes	16	246,720	184,167	24,672	18,417
Other assets	17	877,815	783,447	567,743	698,801
Off-balance sheet assets				—
Contingent loans		2,576,353	2,647,938	1,545,814	1,588,763
Totals		37,794,219	34,908,107	25,638,507	24,960,183
(*)

Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 "Equity for Legal and Regulatory Effects" of the RAN, issued by the Superintendency of Commission for the Financial Market.

	Amount			Ratio
	As of June 30,	As of December 31,		As of June 30,	As of December 31,
	2020	2019		2020	2019
	MCh$	MCh$		%	%
Basic capital	2,530,802	3,346,102	(a)	6.69	9.57	(c)
Effective equity	3,238,393	3,280,569	(b)	12.63	13.14	(d)

(a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as "Equity attributable to equity holders" as indicated in the Compendium of Accounting Standards.

(b) The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage.

(c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders' agreement established an "Optimal Regulatory Capital" with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate.

The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$2,530,802 as of June 31, 2020 (MCh$3,346,102 in December 2019).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	139

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2020 and December 31, 2019 and for the three and six month period ended on
June 30, 2020 and 2019

Note 36 - Subsequent Events

Other

Between July 1, and July 29, 2020, the date of issuance of these Interim Consolidated Financial Statements, there have been no other subsequent events that could affect the presentation and results of them.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – June 30, 2020	140